Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place
TD Canada Trust Tower, Suite 3700
P.O. Box 212

161 Bay Street
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2008

Dated as of March 30, 2009

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

FORWARD-LOOKING INFORMATION	9

SCIENTIFIC AND TECHNICAL INFORMATION	10

GENERAL INFORMATION	10

Incorporation	10
Subsidiaries	10
Areas of Interest	11
General Development of the Business	11
Transactions	15

NARRATIVE DESCRIPTION OF THE BUSINESS	18

Capital Projects Group	18
Regional Business Units	18
North America	18
Australia Pacific	19
Africa	19
South America	20
Production	20
Mineral Reserves and Mineral Resources	21
Marketing and Distribution	32
Employees and Labor Relations	33
Competition	33

MATERIAL PROPERTIES	33

Goldstrike Property	34
Cortez Mine	40
Lagunas Norte Mine	45
Veladero Mine	50
Zaldívar Mine	54
Porgera Mine	59

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	65

ENVIRONMENT AND CLOSURE	68

FINANCIAL RISK-MANAGEMENT	70

LEGAL MATTERS	74

Government Controls and Regulations	74

i

Legal Proceedings	75

RISK FACTORS	78

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	88

CONSOLIDATED FINANCIAL STATEMENTS	88

CAPITAL STRUCTURE	89

RATINGS	92

MARKET FOR SECURITIES	94

MATERIAL CONTRACTS	94

TRANSFER AGENTS AND REGISTRARS	95

DIVIDEND POLICY	96

DIRECTORS AND OFFICERS OF THE COMPANY	96

AUDIT COMMITTEE	103

Audit Committee Mandate	103
Purpose	103
Committee Responsibilities	104
Responsibilities of the Committee Chair	106
Powers	107
Composition	107
Meetings	107
Composition of the Audit Committee	108
Participation on Other Audit Committees	109
Audit Committee Pre-Approval Policies and Procedures	109
External Auditor Service Fees	109

CONTROLS AND PROCEDURES	110

NON-GAAP FINANCIAL MEASURES	110

Total Cash Costs	110
Realized Price	112

INTERESTS OF EXPERTS	113

ADDITIONAL INFORMATION	113

ii

GLOSSARY OF TERMS

Assay

 Analysis to determine the amount or proportion of the element of interest contained within a sample.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

By-product

A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Carbonaceous

Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (C-I-L)

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Contango

The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

Crushing

Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cut-off grade

The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development

Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Grinding (Milling)

 Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mineral resource

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mining claim

That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed entirely from a working that is open to the surface.

Ore

Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

See “Scientific and Technical Information”.

Realized Price

See “Non-GAAP Financial Measures — Realized Price”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

 Short tons (2,000 pounds).

Total cash costs

See “Non-GAAP Financial Measures — Total Cash Costs”.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2008 and the exchange rate at December 31, 2008 were one Canadian dollar per 0.9382 and 0.8166 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2008 and the exchange rate at December 31, 2008 were one Australian dollar per 0.8525 and 0.6928 U.S. dollars, respectively.

Barrick Gold Corporation (“Barrick” or the “Company”) prepares its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with U.S. GAAP. The audited consolidated financial statements of the Company for the year ended December 31, 2008 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form. The Consolidated Financial Statements are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves have been calculated in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the U.S. Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ —  Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business — Mineral Reserves and Mineral Resources”).  For U.S. reporting purposes, as at December 31, 2008, the mineralization at Cerro Casale was classified as mineralized material and approximately 600,000 ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) were classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports.  In this Annual Information Form, Barrick has changed the definition of “total cash costs” and “realized price”.  For a description of the change in the definition of (a) “adjusted net income”, please see pages 72 and 73 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2008 contained in Barrick’s 2008 Annual Report (the “MD&A”), (b) “total cash costs”, please see pages 38 and 73 to 74 of the MD&A, (c) “EBITDA”, please see page 75 of the MD&A, (d) “realized price”, please see pages 75 to 76 of the MD&A, and (e) “cash margin”, please see page 76 of the MD&A.  See “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentine peso, Peruvian sol and Papua New Guinean kina versus U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, South Africa, Pakistan, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2008” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of, or has been reviewed by, Ivan Mullany, Senior Director, Metallurgy and Process Development, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Mullany, Allan, Sims and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share outstanding was redeemed and cancelled.  In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ — General Development of the Business”).  In connection with the acquisition of Arizona Star Resources Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009.  Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 17, 2009 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 17, 2009 is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now also operates in Chile, Peru, Argentina, the Dominican Republic, Tanzania, Australia, Papua New Guinea and Pakistan.

Barrick has employed a strategy that involves acquisitions, a district development program and exploration. In 2006, Barrick completed the acquisition of Placer Dome, which included twelve mines and four significant projects.  In connection with the acquisition of Placer Dome, Barrick completed the sale to Goldcorp Inc. of all of Placer Dome’s Canadian properties and operations, including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project.  Barrick sold its interest in the South Deep mine, acquired in connection with the Placer Dome acquisition, in late 2006. In 2007, Barrick continued to expand its projects through the acquisition of a 51% interest in the Cerro Casale copper-gold deposit in Chile, and a package of exploration licenses in Papua New Guinea from Highlands Pacific. Barrick also increased its interest in the Porgera mine from 75% to 95%. In 2008, Barrick increased its ownership in the Cortez property from 60% to 100%. In 2008, Barrick also acquired all of the issued and outstanding shares of Cadence Energy Inc. as well as oil and gas assets at Sturgeon Lake, Alberta from Daylight Resources Trust. The Cadence Energy Inc. and Daylight Resources Trust acquisitions together comprise Barrick Energy Inc. (formerly Cadence Energy Inc.) (“Barrick Energy”), which was formed as part of Barrick’s long-term strategy to economically hedge its exposure to oil prices. In January 2009, Barrick entered into an agreement to acquire an additional 50% interest in the Hemlo property from Teck Cominco Limited in order to consolidate Barrick’s 100% ownership of the Hemlo property.  For additional information regarding certain of Barrick’s recent acquisitions, see “General Information — Transactions” and see “Narrative Description of the Business”.

Barrick’s exploration strategy includes both its district development program and its early stage exploration program.  The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike underground mine and related mineral deposits on the Goldstrike property and added additional resources at several of its operations.

Barrick’s exploration is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Papua New Guinea, Russia, Pakistan and South Africa. In 2009, the exploration focus is on near mine resource additions and reserve conversion and targets that have a potential to make near term contributions to Barrick’s earnings and cash flow.  For additional information regarding Barrick’s exploration programs, see “Exploration, Development and Business Development”.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development.  The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations.  Barrick expects to have a new mine entering production in each of the next three years — Buzwagi in 2009, Cortez Hills in 2010 and Pueblo Viejo in 2011.  All three projects are currently on schedule and in line with their respective pre-production capital budgets.  Barrick expects its 2009 project development expenses to increase from 2008, primarily as a result of its commitment to complete the feasibility studies for its Reko Diq, Cerro Casale, Donlin Creek and Kabanga projects, as well as development costs associated with the extension of the mine life at Golden Sunlight.  Barrick expects 2009 capital expenditures to increase from 2008 mainly due to higher expenditures at the Pueblo Viejo, Cortez Hills and Pascua-Lama projects, partly offset by the completion of the Buzwagi project.  At the Pueblo Viejo and Cortez Hills Projects, construction activities are expected to accelerate significantly in 2009.  For 2009, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $1.3 to $1.5 billion on capital expenditures for its projects. For additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”.

Total revenues in 2008 were $7.9 billion, an increase of $1.6 billion, or 25%, compared to 2007, primarily due to higher realized gold and copper prices, which were partially offset by a decrease in sales volumes.  Realized gold prices of $870 per ounce in 2008 were 41% higher than in 2007, principally due to higher market gold prices.  Realized gold prices in 2007 reflected a reduction of $636 million (2006: $367 million), or $76 per ounce (2006: $44 per ounce), due to the voluntary delivery of 2.5 million ounces (2006: 1.2 million ounces) into Barrick’s gold forward sales contracts at average prices below the prevailing spot price.  In 2008, net income decreased by $334 million, or 30%, to a total of $785 million.  This decrease relates primarily to impairment charges related to goodwill and long-lived assets of $749 million and investments of $205 million.  The goodwill and long-lived asset impairments were mainly due to: higher discount factors and lower valuation multiples reflecting present equity market conditions; lower copper price assumptions, which resulted in a significant reduction in assumed production levels and remaining economic life at the Osborne copper mine; a significant decline in the oil price since the acquisition date of Barrick Energy; and the expected closure of the Henty mine on exhausting reserves in 2009.

In 2007, Barrick produced 8.06 million ounces of gold and 402 million pounds of copper.  Prior to 2006, Barrick did not produce a significant amount of copper.  In 2008, Barrick’s production was 7.66 million ounces of gold and 370 million pounds of copper, with total cash costs of $443 per ounce and $1.19 per pound and cost of sales of $3.43 billion and $436 million, respectively (for an explanation of total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures — Total Cash Costs”).  Lower production in Africa, Australia and North America, partially offset by higher production in South America, contributed to the decrease in 2008 gold production from 2007.  Gold production in 2008 was 403 thousand ounces or 5% lower than in 2007. (see also “Narrative Description of the Business — Production”).

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2008	2007
		(thousands of ounces)	(thousands of ounces)

North America
Goldstrike Property, Nevada	100%	1,706	1,629
Eskay Creek Mine, British Columbia (7)	100%	13	68
Round Mountain Mine, Nevada (2)	50%	234	289
Hemlo Property, Ontario (2),(9)	50%	130	169
Marigold Mine, Nevada (2)	33%	48	47
Bald Mountain Mine, Nevada	100%	105	123
Cortez Mine, Nevada (2), (6)	100%	428	323
Turquoise Ridge Mine, Nevada (2)	75%	124	184
Golden Sunlight Mine, Montana	100%	120	198
Ruby Hill Mine, Nevada (3)	100%	98	154
Storm Mine, Nevada (2), (4)	60%	22	17
		3,028	3,201
South America
Veladero Mine, Argentina	100%	536	473
Pierina Mine, Peru	100%	400	520
Lagunas Norte Mine, Peru	100%	1,175	1,086
		2,111	2,079
Australia Pacific
Plutonic Mine, Western Australia	100%	127	208
Yilgarn South , Western Australia (8)	100%	325	410
Kalgoorlie Mine, Western Australia (2)	50%	303	304
Kanowna Mine, Western Australia	100%	267	362
Osborne Mine, Queensland, Australia	100%	33	42
Henty Mine, Tasmania	100%	61	70
Cowal Mine, Central New South Wales, Australia	100%	191	240
Porgera Mine, Papua New Guinea (2),(5)	95%	627	487
		1,942	2,123
Africa
Bulyanhulu Mine, Tanzania	100%	200	243
Tulawaka Mine, Tanzania(2)	70%	148	125
North Mara Mine, Tanzania	100%	197	237
		545	605
Other		31	52
Company Total		7,657	8,060

(1)                      Barrick’s interest is subject to royalty obligations at certain mines.

(2)                      Barrick’s proportional share.

(3)                      The Ruby Hill mine commenced production in February 2007.

(4)                      The Storm mine commenced production in April 2007.

(5)                      Barrick increased its interest in the Porgera mine from 75% to 95% in August 2007.

(6)                      Barrick increased its interest in the Cortez mine from 60% to 100% in March 2008.

(7)                      In the first quarter of 2008, the Eskay Creek mine ceased production.

(8)                      Effective in the first quarter of 2008, the Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes.

(9)                      In January 2009, Barrick entered into an agreement with Teck Cominco Limited to acquire the remaining 50% of the Hemlo mine.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2008	2007
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	295	315
Osborne Mine, Queensland, Australia	100%	75	87
Company Total		370	402

See Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating and geographic segments.

2009 gold production is targeted at approximately 7.2 to 7.6 million ounces at expected average total cash costs of $450 to $475 per ounce and cost of sales is expected to be between $3.2 and $3.6 billion, assuming a market gold price of $850 per ounce.  Lower gold production is expected in North America as a result of lower production at Goldstrike, Ruby Hill and Golden Sunlight, which is anticipated to be partly offset by increased production in Africa as production at Buzwagi is expected to begin in the second quarter of 2009.  Production in South America and Australia is expected to be similar to 2008 levels.  Gold cost of sales and total cash costs in 2009 are forecast to be higher than 2008 primarily due to lower production levels as a result of a decrease in gold recovery rates; an increase in waste tons mined;

and lower silver and copper by-product credits as a result of decreases in realized prices and the closure of Eskay Creek in the first quarter of 2008.  Beyond 2009, gold production for 2010 is expected to increase to approximately 7.7 to 8.1 million ounces with the expected production startup of Cortez Hills, at lower cash costs.  2009 copper production is targeted at approximately 375 to 400 million pounds at expected total cash costs of approximately $1.25 to $1.35 per pound and cost of sales is expected to be between $470 and $540 million.  Copper cash costs and cost of sales are expected to be higher than 2008 due principally to higher electricity costs.  Gold total cash costs guidance for 2009 include currency/fuel hedge opportunity losses totaling approximately $30 per ounce based on a spot oil price assumption of $50 per barrel (WTI) and a U.S. dollar to Australian dollar exchange rate assumption of $0.70.

At December 31, 2008, proven and probable gold mineral reserves for Barrick were 138.5 million ounces with measured and indicated gold mineral resources of 65.0 million ounces of gold and inferred gold mineral resources of 34.8 million ounces. Barrick also had proven and probable copper mineral reserves of 6.4 billion pounds, with measured and indicated copper mineral resources of 12.5 billion pounds and inferred copper mineral resources of 9.9 billion pounds. For a breakdown of Barrick’s reserves and resources by category, see “Narrative Description of the Business — Mineral Reserves and Mineral Resources”.

Transactions

Acquisition of Arizona Star Resource Corp.

In December 2007, Barrick acquired approximately a 94% interest in Arizona Star for cash consideration of approximately $730 million.  In March 2008, Barrick acquired the remaining shares of Arizona Star by way of a compulsory acquisition.  Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile.  Kinross Gold Corporation (“Kinross”) owns the remaining 49% of the Cerro Casale deposit.

Acquisition of Additional 40% Interest in Cortez Property

In March 2008, Barrick acquired an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”), for consideration of $1.695 billion in cash, with a further $50 million payable if and when an additional 12 million ounces of contained gold resources are added to Barrick’s December 31, 2007 reserve statement for Cortez, and a sliding scale royalty payable to Rio Tinto on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.  This acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
Placer Dome Africa Holdings (Cayman) Limited (Mauritius)
Placer PGM Investments Limited (Mauritius)
Barrick Platinum (South Africa)(Pty) Ltd (South Africa)
Sedibelo Platinum Property (South Africa)
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
40%
Kagera Mining Company Limited (Tanzania)
Kagera Project (Tanzania)
60%
Kabanga Holdings Limited (Cayman Islands)
17%
Kabanga Nickel Company Limited (Tanzania)
Kabanga Project (Tanzania)
BGC Holdings Ltd. (Cayman Islands)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International Bank Corp. (Barbados)
Placer B-C Limited (Grand Cayman)
Zaldivar Chile Inc. (Grand Cayman)
Compania Minera Zaldivar (Chile)
Zaldivar Mine (Chile)
Barrick Gold (Russia) Limited (Cyprus)
50%
CJSC Fedorovo Resources (Moscow)
Fedorovo Project (Russia)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Holding Co (California)
4%
96%
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Barrick (HMC) Mining Company (Delaware)
Homestake Mining Company of California (California)
33%
Marigold Mine (United States)
Barrick Gold Finance Inc. (Delaware)
Arizona Star Resource Corp. (British Columbia)
Arizona Star Resource (Bermuda) Ltd. (Bermuda)
50%
CC 28523 Ltd. (Cayman Islands)
AC 40689 Ltd. (Cayman Islands)
51%
24.99%
Compania Minera Casale (Chile)
Cerro Casale (Chile)
PGI Acquisition Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1051694 Ontario Inc. (Ontario)
95%
5%
Pangea Minerals Ltd. (Tanzania)
Buzwagi Project (Tanzania)
70%
Tulawaka Mine (Tanzania)
50%
Atacama Copper Pty Limited (New South Wales)
Tethyan Copper Company Limited (Western Australia)
75%
Reko Diq Project (Pakistan)
Barrick North America Holding Corporation (Nevada)
Barrick Turquoise Ridge Inc. (Delaware)
75%
Turquoise Ridge Mine (United States)
Barrick Gold U.S. Inc. (California)
Barrick Cortez Inc. (Delaware)
60%
Cortez Mine (United States)
40%
Cortez Hills Project (United States)
Bald Mountain Mine (United States)
Golden Sunlight Mines Inc. (California)
Golden Sunlight Mine (United States)
50%
Donlin Creek LLC (Delaware)
Donlin Creek Project (United States)
Barrick (PD) Australia Limited (New South Wales)
60%
Dominicana Holdings Inc. (Barbados)
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
Barrick (PNG) Limited (Papua New Guinea)
Barrick (Niugini) Limited (Papua New Guinea)
Barrick (Osborne) Pty. Limited (N.S.W.)
Osborne Mine (Australia)
Barrick (Granny Smith) Pty. Limited (Western Australia)
60%
Granny Smith Mine (Australia)
AurionGold Limited (A.C.T.)
Delta Gold Limited (New South Wales)
40%
Barrick (GSM) Ltd. (New South Wales)
Barrick (Goldfields PNG Holdings) Limited (Papua New Guinea)
25%
Porgera Mine (Papua New Guinea)
70%
Delta Gold Limited (New South Wales)
Barrick (Kanowna) Limited (Queensland)
Kanowna Belle Mines (Australia)
Barrick (Henty) Limited (Western Australia)
Henty Mine (Australia)
East African Investments Pty. Ltd. (South Australia)
13.26%
86.74%
East African Gold Mines Limited (Australian Capital Territory)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
Barrick South America Ltd. (Cayman Islands)
KMCL Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
39%
61%
Barrick Holdings Ltd. (Cayman Islands)
Inversiones Barrick Conosur Limitada (Chile)
Inversiones Barrick Gold South America Ltda (Chile)
South American Mineral Ventures Limited (Cayman Islands)
Minera Barrick Misquichilca S.A. (Peru)
Pierina Mine (Peru)
Lagunas Norte Mine (Peru)
Compania Minera Cerro Amarillo (Chile)
75%
Barrick Exploraciones Argentina S.A. (Argentina)
Compania Minera San Jose Inc. (Cayman Islands)
Compania Minera Nevada Ltda. (Chile)
Exploraciones Mineras Argentinas S.A. (Panama)
Pascua-Lama Project (Chile/Argentina)
23%
Compania Minera San Jose, de Argentina (Cayman Islands)
45.2%
Barrick Gold Finance Company (Nova Scotia)
87.25%
12.75%
Barrick Gold Inc. (Ontario)
Argentina Gold Corp (Canada)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
54.8%
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Minera Argentina Gold S.A. (Argentina)
Veladero Mine (Argentina)
Hemlo Property (Canada)
50%
Eskay Creek Mine (Canada)
Bargold Corporation (Delaware)
25%
Homestake Nevada Corporation (California)
25%
Round Mountain Mine (United States)
Ruby Hill Mine (United States)
54%
BGC Finance Pty Ltd. (Northern Territory)
46%
Barrick Mining Company (Australia) Limited (New South Wales)
Forsayth NL (Western Australia)
Lawlers Mine (Australia)
Grants Patch Mining Limited (Queensland)
Sundowner Minerals NL (New South Wales)
Darlot Mine (Australia)
Plutonic Operations Limited (New South Wales)
Plutonic Mine (Australia)
Barrick Gold of Australia Limited (South Australia)
50%
Kalgoorlie Consolidated Gold Mines Pty Ltd. (Western Australia)
KCGM Superpit (Australia)
Barrick Australia Limited (South Australia)
Cowal Mine (Australia)

Barrick Gold Corporation
Mine
Project
Turquoise Ridge
Goldstrike
Marigold
Cortez
Bald Mountain
Ruby Hill
NEVADA
Round Mountain
0 km
100
Donlin Creek
Golden Sunlight
Hemlo
Pueblo Viejo
Fedorova
TANZANIA
North Mara
Kabanga
Tulawaka
Bulyanhulu
Buzwagi
0 km
100
Reko Diq
Zaldivar 200km
Lagunas Norte
Pierina
Cerro Casale
CHILE
ARGENTINA
Pascua-Lama
Veladero
0 km
100
Sedibelo
Plutonic
WESTERN AUSTRALIA
South Yilgarn
0 km
100
Kanowna
Kalgoorlie
Porgera
Osborne
Cowal
Henty

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development.  Barrick also produces significant amounts of copper, principally from the Zaldívar mine, and holds interests in a platinum group metals development project and a nickel development project, both located in Africa, a platinum group metals project located in Russia, a copper-gold project in Pakistan and oil and gas properties located in Canada.   Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its regional business units (“RBU”) (as described below) and Barrick as a whole.  For an explanation of total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

Capital Projects Group

In 2007, reflecting the importance of its projects, Barrick expanded the capacity of the group responsible for the development and construction of projects through the addition of experienced staff with the necessary specialized skill set associated with project management.  In 2008, Barrick formed a dedicated Capital Projects group that is distinct from the RBUs to focus on managing large projects and building new mines.  This specialized group manages all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations rests with the RBUs.  Efforts will continue in 2009 to enhance Barrick’s capacity to deliver on its significant projects in the coming years (for additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”).

Regional Business Units

Barrick has four RBUs: North America, Australia Pacific, Africa and South America.  This structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines and projects of each RBU.  Each region receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure.  For details regarding 2008 production for the mines in each RBU, see “General Information — General Development of the Business”.  For additional details regarding each RBUs reserves and resources, see “ — Mineral Reserves and Resources”.  See also Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating and geographic segments.

North America

Barrick’s North American operations consist of its Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties — Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills project, and also a material property for purposes of this Annual Information Form, see “Material Properties — Cortez Mine”), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Eskay Creek mine (which ceased production in the first quarter of 2008), its 50% interest in the Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its

50% interest in the Donlin Creek project and its 60% interest in the Pueblo Viejo project (see “Exploration, Development and Business Development”).  In March 2008, Barrick acquired the remaining 40% of the Cortez property (including the Cortez Hills project) (see “General Information — Transactions — Acquisition of Additional 40% Interest in Cortez Property”).  In January 2009, Barrick entered into an agreement with Teck Cominco Limited to acquire the remaining 50% of the Hemlo mine with effect from January 1, 2009.  In 2008, the region produced approximately 3 million ounces of gold at total cash costs of $493 per ounce and cost of sales at $1.5 billion, compared to approximately 3.2 million ounces of gold at total cash costs of $363 per ounce and cost of sales at approximately $1.2 billion produced in the region in 2007.  In 2009, the region is expected to produce 2.55 to 2.7 million ounces of gold. Cost of sales applicable to gold is expected to be in the range of $1.3 to $1.5 billion, or $520 to $550 per ounce on a total cash costs basis.  Production is expected to be lower than 2008 primarily due to lower processed grade and recovery rates of alkaline ore at Goldstrike and at Golden Sunlight, where the mine will no longer be in production and will be entering into a 3-year waste stripping phase, and due to lower grades at Round Mountain, which is anticipated to be partially offset by higher production expected at Cortez.  Total cash costs per ounce are expected to be higher in 2009 mainly due to the impact of lower production levels.

Australia Pacific

Barrick’s Australia Pacific operations consist of its 95% interest in the Porgera mine in Papua New Guinea (a material property for purposes of this Annual Information Form, see “Material Properties — Porgera Mine”), its Cowal mine, its 50% interest in the Kalgoorlie mine, its operating mines located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers), its Granny Smith mine, its Henty mine (expected to close on exhausting reserves in 2009), its Kanowna mine and its Osborne mine, as well as its Kainantu property in Papua New Guinea.  In 2008, the region produced approximately 1.9 million ounces of gold at total cash costs of $550 per ounce and cost of sales of $1.05 billion compared to approximately 2.1 million ounces of gold at total cash costs of $447 per ounce and cost of sales of $934 million produced in the region in 2007.  In 2009, the region is expected to produce 1.85 to 2.0 million ounces of gold.  Cost of sales applicable to gold is expected to be in the range of $1.1 to $1.2 billion, or $580 to $610 per ounce on a total cash costs basis.  Total cash costs per ounce are expected to be higher in 2009 than 2008 due to increased costs related to a fleet expansion at Kalgoorlie resulting in higher diesel consumption and maintenance, labor rate increases and higher royalty costs.

Africa

Barrick’s African operations are its Bulyanhulu mine, its 70% interest in the Tulawaka mine and its North Mara mine, each in Tanzania.  Barrick’s African projects are its Buzwagi project and its 50% interest in the Kabanga project, located in Tanzania, and its Sedibelo project, located in South Africa (see “Exploration, Development and Business Development”).  The Buzwagi project was approved for construction on August 1, 2007, and is expected to begin production in the second quarter of 2009 (see “Exploration, Development and Business Development”).  The region produced approximately 545,000 ounces of gold in 2008 at total cash costs of $560 per ounce and cost of sales of $327 million.  In 2007, the region produced approximately 665,000 ounces of gold at total cash costs of $405 per ounce and cost of sales of $293 million.  In 2009, the region is expected to produce 0.71 to 0.8 million ounces of gold.  Cost of sales applicable to gold is expected to be in the range of $315 to $395 million, or $445 to $495 per ounce on a total cash costs basis.  Production is expected to be higher than 2008 primarily due to the commencement of mining operations at Buzwagi and higher production expected at Bulyanhulu due to ongoing training designed to increase mining productivity, which is anticipated to be partially offset by lower production expected at Tulawaka due to the cessation of open pit operations in the third quarter of 2008. Total cash costs per ounce are expected to be lower in 2009 than in 2008, reflecting the increase in production levels and inclusion of lower cost Buzwagi production.

South America

The South American RBU’s Lagunas Norte mine in Peru, Veladero mine in Argentina, and Zaldívar copper mine in Chile are each material properties for the purposes of this Annual Information Form (see “Material Properties — Lagunas Norte, — Veladero, and — Zaldívar”). Its other operation consists of its Pierina mine in Peru. Barrick’s South American projects consist of its Pascua-Lama project in Chile and Argentina and its 51% interest in the Cerro Casale project in Chile (see “Exploration, Development and Business Development”).   In 2008, the region produced approximately 2.1 million ounces of gold, at total cash costs of $251 per ounce and cost of sales at $531 million, and 295 million pounds of copper, at total cash costs of $1.08 per pound and cost of sales at $315 million.  In 2007, the region produced approximately 2.08 million ounces of gold at total cash costs of $193 per ounce and cost of sales at $400 million, and 315 million pounds of copper at total cash costs of $0.69 per pound and cost of sales at $231 million.  In 2009, the South American RBU is expected to produce 1.95 to 2.06 million ounces of gold.  Cost of sales applicable to gold is expected to be in the range of $550 to $640 million, or $285 to $310 per ounce on a total cash costs basis.  Production of gold is expected to be slightly lower than 2008, as higher production at Veladero is expected to be offset by lower production at Pierina.  Total cash costs per ounce are expected to be higher in 2009 than in 2008 as a result of this production mix.  In 2009, production of copper is expected to increase to a range of 305 to 320 million pounds due to higher expected recovery rates reflecting the resolution of sulfuric acid supply constraints. Cost of sales applicable to copper and total cash costs per pound in 2008 were impacted by the increased cost of fuel and acid, along with inflationary pressures on labor and consumables, and higher electricity prices resulting from the transition to a new higher-cost power contract in mid-2008.  In 2009, cost of sales applicable to copper is expected to be in the range of $350 to $400 million, and total cash costs are expected to be in the range of $1.15 to $1.25 per pound.

Production

For the year-ended December 31, 2008, Barrick produced 7.66 million ounces of gold at average total cash costs of $443 per ounce and cost of sales attributed to gold of $3.43 billion and produced 370 million pounds of copper at average total cash costs of $1.19 per pound and cost of sales attributed to copper of $436 million. Barrick’s 2009 gold production is targeted at approximately 7.2 to 7.6 million ounces at expected average total cash costs of $450 to $475 per ounce and cost of sales in the range of $3.2 to $3.6 billion, assuming a market gold price of $850 per ounce.  Lower gold production is expected in North America as a result of lower production at Goldstrike, Ruby Hill and Golden Sunlight, which is anticipated to be partly offset by increased production in Africa as production at Buzwagi is expected to begin in the second quarter of 2009.  Production in South America and Australia in 2009 is expected to be similar to 2008 levels.  Gold total cash costs in 2009 are forecast to be higher than 2008 primarily due to lower production levels as a result of a decrease in gold recovery rates; an increase in waste tons mined; and lower silver and copper by-product credits, as a result of decreases in realized prices and the closure of Eskay Creek in the first quarter of 2008.  These cost increases are expected to be partially offset by lower royalties and production taxes and lower energy costs.  Beyond 2009, gold production for 2010 is expected to increase to approximately 7.7 to 8.1 million ounces with the expected production startup of Cortez Hills, at lower cash costs. 2009 copper production is targeted at approximately 375 to 400 million pounds at expected total cash costs of approximately $1.25 to $1.35 per pound.  Cost of sales applicable to copper is expected to be in the range of $470 to $540 million.  Copper cash costs are expected to be higher due principally to higher electricity costs.  See “Forward-Looking Information”.

Mineral Reserves and Mineral Resources

At December 31, 2008, Barrick’s total proven and probable gold mineral reserves were 138.5 million ounces. In aggregate, Barrick increased its total reserves from year-end 2007 by approximately 13.9 million ounces.  This increase in gold reserves is a combination of Barrick acquiring approximately 5.6 million contained ounces of gold reserves in connection with its acquisition of the remaining 40% interest in its Cortez property in March 2008 and adding approximately 17.3 million contained ounces of gold reserves (primarily attributable to additional reserves at Cortez, Pueblo Viejo and the Cerro Casale project (acquired in 2007), partially offset by production of 7.66 million ounces of gold (approximately 9 million contained ounces) (see “ — Reconciliation of Mineral Reserves”).  At December 31, 2008, Barrick’s total proven and probable copper mineral reserves were 6.4 billion pounds. During 2008, Barrick produced 370 million pounds of copper (484 million contained pounds) as compared to approximately 4.02 million pounds of copper at December 31, 2007 (501 million contained pounds).

Except as noted below, 2008 reserves have been calculated using an assumed gold price of $725 (A$850) per ounce, an assumed silver price of $13.50 per ounce, an assumed copper price of $2.00 per pound and exchange rates of $1.10 C$/U.S.$ and $0.85 U.S.$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2008 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below).  Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties”.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934, which (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”).  For U.S. reporting purposes, as at December 31, 2008, the mineralization at Cerro Casale was classified as mineralized material and approximately 600,000 ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) were classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

GOLD MINERAL RESERVES (1) (3), (4), (7), (10), (11)

As at December 31, 2008	PROVEN			PROBABLE			TOTAL
	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
NORTH AMERICA
Goldstrike Open Pit	56,404	0.113	6,397	29,850	0.131	3,897	86,254	0.119	10,294
Goldstrike Underground	2,815	0.461	1,299	4,108	0.303	1,246	6,923	0.368	2,545
Goldstrike Property Total	59,219	0.130	7,696	33,958	0.151	5,143	93,177	0.138	12,839
Pueblo Viejo (60%) (7)	7,658	0.103	787	140,288	0.090	12,653	147,946	0.091	13,440
Cortez (100%) (12)	19,379	0.077	1,491	202,746	0.059	11,893	222,125	0.060	13,384
Bald Mountain	77,326	0.019	1,491	80,349	0.017	1,355	157,675	0.018	2,846
Turquoise Ridge (75%)	5,746	0.507	2,914	2,215	0.484	1,071	7,961	0.501	3,985
Round Mountain (50%)	34,305	0.021	723	58,276	0.015	898	92,581	0.018	1,621
Ruby Hill	846	0.056	47	17,998	0.044	784	18,844	0.044	831
Hemlo (50%) (13)	5,993	0.076	455	1,082	0.101	109	7,075	0.080	564
Marigold (33%)	9,929	0.023	228	15,533	0.018	283	25,462	0.020	511
Golden Sunlight	2,188	0.077	168	6,477	0.057	372	8,665	0.062	540
SOUTH AMERICA
Cerro Casale (51%)	126,562	0.019	2,375	485,711	0.017	8,456	612,273	0.018	10,831
Pascua-Lama	42,680	0.050	2,132	397,546	0.039	15,674	440,226	0.040	17,806
Veladero	31,720	0.025	804	459,596	0.025	11,429	491,316	0.025	12,233
Lagunas Norte	13,515	0.045	606	217,120	0.038	8,343	230,635	0.039	8,949
Pierina	10,900	0.026	286	18,282	0.022	397	29,182	0.023	683
AUSTRALIA PACIFIC
Porgera (95%)	48,836	0.097	4,758	30,139	0.102	3,070	78,975	0.099	7,828
Kalgoorlie (50%)	37,486	0.049	1,854	40,030	0.063	2,506	77,516	0.056	4,360
Cowal	9,960	0.025	247	69,540	0.037	2,548	79,500	0.035	2,795
Plutonic	298	0.181	54	5,530	0.179	988	5,828	0.179	1,042
Kanowna	3,189	0.217	692	3,105	0.182	564	6,294	0.200	1,256
Darlot	2,900	0.118	341	1,494	0.145	216	4,394	0.127	557
Granny Smith	1,067	0.105	112	2,553	0.148	379	3,620	0.136	491
Lawlers	261	0.084	22	2,223	0.149	331	2,484	0.142	353
Henty	—	—	—	402	0.229	92	402	0.229	92
Osborne	1,282	0.026	33	892	0.013	12	2,174	0.021	45
AFRICA
Bulyanhulu	2,122	0.313	664	35,606	0.318	11,313	37,728	0.317	11,977
North Mara	17,944	0.102	1,824	12,561	0.096	1,207	30,505	0.099	3,031
Buzwagi	833	0.047	39	64,255	0.051	3,245	65,088	0.050	3,284
Tulawaka (70%)	382	0.079	30	132	0.379	50	514	0.156	80
OTHER	—	—	—	538	0.468	252	538	0.468	252
TOTAL	574,526	0.057	32,873	2,406,177	0.044	105,633	2,980,703	0.046	138,506

COPPER MINERAL RESERVES (1) (3), (4), (7), (11)

	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)
Zaldivar	241,550	0.555	2,681	351,041	0.515	3,613	592,591	0.531	6,294
Osborne	1,282	2.652	68	892	1.682	30	2,174	2.254	98
TOTAL	242,832	0.566	2,749	351,933	0.518	3,643	594,765	0.537	6,392

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”

GOLD MINERAL RESOURCES (1), (2), (3), (5)

As at December 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)	Contained ozs (9) (000s)	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)
NORTH AMERICA
Goldstrike Open Pit	11,584	0.056	654	4,167	0.051	214	868	479	0.092	44
Goldstrike Underground	1,465	0.362	531	3,002	0.304	913	1,444	3,424	0.393	1,346
Goldstrike Property Total	13,049	0.091	1,185	7,169	0.157	1,127	2,312	3,903	0.356	1,390
Pueblo Viejo (60%) (7)	2,613	0.054	142	74,455	0.056	4,188	4,330	7,823	0.059	461
Cortez (100%) (12)	5,997	0.030	177	75,091	0.047	3,566	3,743	29,912	0.129	3,848
Bald Mountain	28,951	0.023	660	61,423	0.017	1,058	1,718	71,004	0.021	1,525
Turquoise Ridge (75%)	1,708	0.436	745	759	0.433	329	1,074	3,330	0.505	1,683
Round Mountain (50%)	7,649	0.021	163	20,921	0.017	366	529	6,491	0.012	77
Ruby Hill	415	0.048	20	11,504	0.040	460	480	3,495	0.037	129
Hemlo (50%) (13)	939	0.063	59	375	0.120	45	104	1,410	0.134	189
Marigold (33%)	3,268	0.017	55	12,405	0.016	198	253	16,461	0.014	229
Golden Sunlight	57	0.070	4	74	0.054	4	8	1,050	0.043	45
South Arturo (60%)	—	—	—	22,114	0.045	987	987	1,952	0.013	26
Donlin Creek (50%)	5,443	0.073	397	264,053	0.066	17,340	17,737	38,098	0.064	2,428
SOUTH AMERICA
Cerro Casale (51%)	15,281	0.011	162	179,441	0.012	2,210	2,372	129,204	0.011	1,476
Pascua-Lama	12,505	0.039	487	118,989	0.035	4,200	4,687	16,423	0.036	593
Veladero	1,944	0.014	28	48,247	0.014	678	706	79,038	0.009	683
Lagunas Norte	1,557	0.024	38	54,016	0.023	1,240	1,278	8,171	0.043	353
Pierina	2,320	0.015	34	8,821	0.014	122	156	134	0.022	3
AUSTRALIA PACIFIC
Porgera (95%)	26,960	0.076	2,042	34,065	0.058	1,989	4,031	17,800	0.130	2,306
Kalgoorlie (50%)	2,964	0.060	177	5,647	0.059	335	512	1,625	0.135	220
Cowal	—	—	—	31,463	0.034	1,072	1,072	1,458	0.030	44
Plutonic	118	0.186	22	10,919	0.157	1,711	1,733	4,888	0.246	1,204
Kanowna	2,781	0.157	438	2,453	0.172	421	859	8,122	0.117	950
Darlot	512	0.133	68	3,086	0.124	383	451	137	0.212	29
Granny Smith	470	0.172	81	2,044	0.167	342	423	5,354	0.237	1,267
Lawlers	53	0.113	6	6,738	0.151	1,017	1,023	1,889	0.136	256
Henty	—	—	—	199	0.231	46	46	35	0.200	7
Osborne	1,175	0.023	27	2,235	0.028	62	89	3,527	0.020	71
Reko Diq (37.5%)	639,161	0.008	4,968	485,910	0.007	3,519	8,487	895,089	0.009	8,398
AFRICA
Bulyanhulu	—	—	—	4,936	0.339	1,675	1,675	12,415	0.370	4,592
North Mara	9,209	0.061	563	9,837	0.064	628	1,191	682	0.063	43
Buzwagi	1	—	—	20,370	0.043	886	886	983	0.039	38
Tulawaka (70%)	—	—	—	267	0.330	88	88	44	0.364	16
OTHER	—	—	—	—	—	—	—	592	0.294	174
TOTAL	787,100	0.016	12,748	1,580,026	0.033	52,292	65,040	1,372,539	0.025	34,753

COPPER MINERAL RESOURCES (1), (2), (3), (5)

As at December 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Tons (000s)	Grade(8) (%)	Contained lbs (9) (millions)	Contained lbs (9) (millions)	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)
Zaldivar	27,416	0.474	260	72,249	0.430	621	881	135,182	0.470	1,271
Osborne	1,175	1.830	43	2,235	1.655	74	117	3,527	1.375	97
Reko Diq (37.5%)	639,161	0.535	6,842	485,910	0.477	4,631	11,473	895,089	0.478	8,549
TOTAL	667,752	0.535	7,145	560,394	0.475	5,326	12,471	1,033,798	0.480	9,917

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1) (A)

For the year ended Dec. 31, 2008	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)	Tons (000s)	Grade (8) (oz/ton)	Contained ozs (9) (000s)	Process recovery %
North America
Pueblo Viejo (60%) (7)	7,658	0.66	5,052	140,288	0.53	73,733	147,946	0.53	78,785	87.1%
SOUTH AMERICA
Cerro Casale (51%)	126,562	0.06	7,302	485,711	0.05	22,810	612,273	0.05	30,112	46.0%
Pascua-Lama	42,680	1.77	75,544	397,546	1.62	642,080	440,226	1.63	717,624	78.5%
Lagunas Norte	13,515	0.11	1,527	217,120	0.11	22,800	230,635	0.11	24,327	20.3%
Veladero	31,720	0.40	12,561	459,596	0.46	213,629	491,316	0.46	226,190	6.4%
Pierina	10,900	0.27	2,924	18,282	0.20	3,728	29,182	0.23	6,652	43.9%
AFRICA
Bulyanhulu	2,122	0.18	390	35,606	0.25	9,073	37,728	0.25	9,463	65.0%
TOTAL	235,157	0.45	105,300	1,754,149	0.56	987,853	1,989,306	0.55	1,093,153	61.7%

(A) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1) (A)

For the year ended Dec. 31, 2008	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Tons (000s)	Grade (8) (%)	Contained lbs (9) (millions)	Process recovery %
North America
Pueblo Viejo (60%) (7)	7,658	0.119	18.2	140,288	0.091	254.8	147,946	0.092	273.0	79.5%
SOUTH AMERICA
Cerro Casale (51%)	126,562	0.192	486.2	485,711	0.229	2,221.0	612,273	0.221	2,707.2	82.8%
Pascua-Lama	42,680	0.093	79.6	397,546	0.072	569.9	440,226	0.074	649.5	57.6%
AFRICA
Buzwagi	833	0.006	0.1	64,255	0.137	176.5	65,088	0.136	176.6	76.4%
Bulyanhulu	2,122	0.339	14.4	35,606	0.604	429.9	37,728	0.589	444.3	84.9%
TOTAL	179,855	0.166	598.5	1,123,406	0.163	3,652.1	1,303,261	0.163	4,250.6	72.4%

(A) Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Ounces (9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Pueblo Viejo (60%) (7)	2,613	0.37	969	74,455	0.33	24,591	25,560	7,823	0.63	4,932
SOUTH AMERICA
Cerro Casale (51%)	15,281	0.04	569	179,441	0.03	6,061	6,630	129,204	0.03	3,825
Pascua-Lama	12,505	0.69	8,625	118,989	0.66	79,064	87,689	16,423	0.69	11,397
Lagunas Norte	1,557	0.12	191	54,016	0.09	4,813	5,004	8,171	0.08	673
Veladero	1,944	0.39	763	48,247	0.35	17,017	17,780	79,038	0.33	25,731
Pierina	2,320	0.35	802	8,821	0.33	2,912	3,714	134	0.11	15
AFRICA
Bulyanhulu	—	—	—	4,936	0.32	1,600	1,600	12,415	0.29	3,644
TOTAL	36,220	0.33	11,919	488,905	0.28	136,058	147,977	253,208	0.20	50,217

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2008	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
NORTH AMERICA
Pueblo Viejo (60%) (7)	2,613	0.086	4.5	74,455	0.072	107.9	112.4	7,823	0.040	6.2
SOUTH AMERICA
Cerro Casale (51%)	15,281	0.159	48.6	179,441	0.194	697.1	745.7	129,204	0.194	500.5
Pascua-Lama	12,505	0.080	20.1	118,989	0 068	160.9	181.0	16,423	0.030	10.0
AFRICA
Buzwagi	1	0.001	0.0	20,370	0.145	59.2	59.2	237	0.148	0.7
TOTAL	30,400	0.120	73.2	393,255	0.130	1,025.1	1,098.3	153,687	0.168	517.4

NICKEL MINERAL RESOURCES (1), (2)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
AFRICA
Kabanga (50%)	—	—	—	5,346	2.376	254.0	254.0	20,007	2.802	1,121.0

PLATINUM MINERAL RESOURCES (1), (2)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Ounces (9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
RUSSIA
Fedorova (50%)	—	—	—	189,947	0.01	1,136	1,136	17,433	0.01	88
AFRICA
Sedibelo (10%)	—	—	—	5,841	0.08	440	440	3,528	0.10	352
TOTAL	—	—	—	195,788	0.01	1,576	1,576	20,961	0.02	440

PALLADIUM MINERAL RESOURCES (1), (2)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained ozs(9)	Tons	Grade(8)	Contained ozs(9)	Ounces (9)	Tons	Grade(8)	Contained ozs(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
RUSSIA
Fedorova (50%)	—	—	—	189,947	0.03	5,100	5,100	17,433	0.03	465
AFRICA
Sedibelo (10%)	—	—	—	5,841	0.04	206	206	3,528	0.05	177
TOTAL	—	—	—	195,788	0.03	5,306	5,306	20,961	0.03	642

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”

Reconciliation of Mineral Reserves (1), (7), (10), (11)

Based on attributable ounces

Gold Property (000’s of ounces) (9)	Mineral Reserves 12/31/2007 (6)	Processed in 2008	Increase (decrease)	Mineral Reserves 12/31/2008 (4)
NORTH AMERICA
Goldstrike Open Pit	12,194	1,545	-355	10,294
Goldstrike Underground	2,700	477	322	2,545
Goldstrike Property Total	14,894	2,022	-33	12,839
Pueblo Viejo (60%) (7)	12,258	0	1,182	13,440
Cortez (100%) (12)	6,884	721	7,221	13,384
Bald Mountain	3,059	115	-98	2,846
Turquoise Ridge (75%)	3,858	133	260	3,985
Round Mountain (50%)	1,442	288	467	1,621
Ruby Hill	930	134	35	831
Hemlo (50%) (13)	633	140	71	564
Marigold (33%)	631	54	-66	511
Golden Sunlight	140	158	558	540
Eskay Creek	16	0	-16	0
South Arturo (60%)	0	0	0	0
Donlin Creek (50%)	0	0	0	0
SOUTH AMERICA
Cerro Casale (51%)	0	0	10,831	10,831
Pascua-Lama	17,978	0	-172	17,806
Veladero	11,660	585	1,158	12,233
Lagunas Norte	8,733	1,386	1,602	8,949
Pierina	1,073	441	51	683
AUSTRALIA PACIFIC
Porgera (95%)	8,239	734	323	7,828
Kalgoorlie (50%)	4,589	355	126	4,360
Cowal	2,876	249	168	2,795
Plutonic	1,824	142	-640	1,042
Kanowna	1,519	296	33	1,256
Darlot	655	114	16	557
Granny Smith	458	127	160	491
Lawlers	407	111	57	353
Henty	148	66	10	92
Osborne	82	42	5	45
Reko Diq (37.5%)	0	0	0	0
AFRICA
Bulyanhulu	12,043	218	152	11,977
North Mara	3,594	248	-315	3,031
Buzwagi	3,593	0	-309	3,284
Tulawaka (70%)	227	155	8	80
OTHER	145	16	123	252
TOTAL	124,588	9,050	22,968	138,506

Copper Property (million pounds) (9)	Mineral Reserves 12/31/2007 (6)	Processed in 2008	Increase (decrease)	Mineral Reserves 12/31/2008 (4)
Zaldivar	5,690	419	1,023	6,294
Osborne	316	65	-153	98
TOTAL	6,006	484	870	6,392

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)          Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)          These mineral resources are in addition to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)          Mineral reserves and resources have been calculated as at December 31, 2008, unless otherwise indicated.

(4)          Mineral reserves as at December 31, 2008 have been calculated using an assumed gold price of $725 (A$850) per ounce, an assumed silver price of $13.50 per ounce, an assumed copper price of $2.00 per pound and exchange rate of $0.85 $U.S./A$.  These assumed metal prices reflect the approximate prior 3 year average spot price of such metals.  Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(5)          Mineral resources as at December 31, 2008 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property.  An assumed gold price of $850 (A$1,000) per ounce, an assumed silver price of $14.50 per ounce and an assumed copper price of $2.50 per pound have been used in estimating resources.

(6)          Mineral reserves as at December 31, 2007 have been calculated using an assumed gold price of $575 (A$750) per ounce, a silver price of $10.75 per ounce, a copper price of $2.00 per pound and an exchange rate of $0.77 $U.S./A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(7)          Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  For U.S. reporting purposes, as at December 31, 2008, the mineralization at Cerro Casale was classified as mineralized material and approximately 600,000 ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) were classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.  Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

(8)          Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)          Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed.  Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)        Mineral reserves as at December 31, 2008 include stockpile material totaling approximately 119 million tons, containing approximately 7.45 million ounces.  Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

		Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)

Tulawaka	408	0.086	35
Cowal	9,828	0.024	233
Kalgoorlie	15,193	0.032	482
Lawlers	466	0.073	34
Porgera	30,046	0.074	2,229
Goldstrike	37,180	0.096	3,570
Round Mountain	4,648	0.007	34
Golden Sunlight	2,088	0.040	84

(11)        The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2008 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
Gold Mine	(%)	(oz/ton)

Goldstrike Property
Open Pit	80.7	0.050-0.070
Underground	89.2	0.224-0.280

Pueblo Viejo	83.2	0.054-0.064
Cortez	80.6	0.005-0.271
Bald Mountain	72.7	0.009-0.012
Turquoise Ridge	92.0	0.342-0.372
Round Mountain	75.0	0.006-0.046
Ruby Hill	75.5	0.010-0.104
Hemlo Property
David Bell	93.9	0.084-0.195
Williams	93.9	0.023-0.125
Marigold	73.5	0.010
Golden Sunlight	75.1	0.017-0.022
Pascua-Lama	82.2	0.032-0.094
Veladero	75.1	0.012-0.020
Lagunas Norte	66.3	0.009-0.020
Pierina	83.6	0.005-0.013
Porgera	85.9	0.036-0.102
Kalgoorlie	84.3	0.021-0.074
Cowal	79.6	0.009-0.018
Plutonic	86.6	0.096-0.140
Kanowna	92.2	0.023-0.216
Darlot	95.1	0.047-0.118
Granny Smith	90.8	0.068-0.117
Lawlers	95.2	0.082-0.120
Henty	93.0	0.094-0.145
Osborne	76.2	0.023-0.044
Bulyanhulu	91.9	0.134-0.177
North Mara	88.8	0.030-0.037
Buzwagi	92.0	0.015-0.018
Tulawaka	93.8	0.059-0.221

	Metallurgical
	Recovery	Cut-off Grade
Copper Mine	(%)	(%)
Zaldívar	74.0	0.210
Osborne	89.9	0.8-1.25

(12)        Barrick increased its interest in the Cortez mine from 60% to 100% in March 2008 (see “General Information — Transactions”).

(13)        In January 2009, Barrick entered into an agreement to acquire the remaining 50% of the Hemlo mine (see “General Information — General Development of the Business” and “Regional Business Units — North America”)

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment and is affected by numerous industry and macroeconomic factors that are beyond Barrick’s control.  Gold price volatility increased significantly compared to 2007, and the price ranged from $682 to $1,032 per ounce in 2008, with an average market price of $872 per ounce.  The uncertainty in the global financial markets, the amount of monetary stimulus being injected into the global economy, possible inflationary pressures in the medium term from an exceptionally low interest rate environment, the possibility of currency revaluations, including U.S. dollar depreciation, and the sharp increase in government spending in response to the financial crisis are all supportive of higher gold prices in 2009 if such trends continue.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold can be sold to various gold bullion dealers at market prices or delivered to meet commitments under gold sale contracts. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) has further facilitated investment in gold and has been highly successful. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, automobiles, construction, and in consumer durables. Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE).  The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials, and (vi) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical.  During the past 15 years, COMEX prices per pound have ranged from a high of approximately $4.08 to a low of 60.4 cents.  Copper prices traded in a range of $1.28 - $4.06 per pound in 2008, and averaged $3.15 per pound for the year.  In 2008, the price of copper rose to an all-time high before suffering large declines through to the end of 2008 as the global slowdown in economic activity decreased demand.  Future copper prices are expected to be influenced by demand from Asia, the performance of the global economy and the supply generated by mines and smelters.

Copper concentrates produced by the Osborne Mine are sold mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile.  Since there are a large number of available copper cathode purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2008, excluding contractors, Barrick employed approximately 16,300 employees worldwide, as well as approximately 3,190 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, Papua New Guinea and Tanzania. Unions represent approximately 2,340 persons at the Company’s operations. Generally, management believes that labor relations at all locations are good.  However, in 2007, Barrick experienced labor disruptions at its Bulyanhulu mine, culminating in an illegal labor strike in the fourth quarter, resulting in the termination of 1,300 employees.  As a result of the reduced staff levels, the mine sequencing was revised, impacting the mine’s ability to access higher-grade areas and operate the plant at its full capacity. Bulyanhulu returned to required staffing levels in the second quarter of 2008.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ — Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

MATERIAL PROPERTIES

 For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Cortez, Lagunas Norte, Veladero, Zaldívar and Porgera mines as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property.  It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.  A total of approximately 1,600 employees work at the Goldstrike property.

As of December 31, 2008, the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public).   These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America.    Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent).  The underground mine is a trackless operation.  Goldstrike’s production in total was 1,706 ounces of gold in 2008 at cash costs of $452 per ounce compared to 1,629 ounces of gold in 2007 at cash costs of $370 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 10 years.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996.  The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002.  The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the open pit mine.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.  All material permits to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements.  The remaining power requirements are satisfied by open market purchases of electricity.

A modified pressure technology for autoclave processing at Goldstrike will continue to be used in 2009.  This technology has a lower recovery than the conventional acid autoclave configuration.  Both process facilities will also see lower tons and grade and this cumulative effect will result in approximately 400 thousand less ounces than 2008.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

 Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property, delivered to Barrick’s Meikle mine, or delivered to Newmont for mining and milling use. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir.  Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and  the carbon footprint.  In 2008, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 22 to the Consolidated Financial Statements), for the property was $98 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.  Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition.  See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2008, the exploration and development drilling program focused on the Banshee underground reserve delineation with positive results.  The Banshee surface drill tests for northerly extensions will require more drilling in 2009.  Additional surface drill testing for resource additions in the West Pit area had positive results below the Screamer and Latite footwall, but there is no access for reserve delineation drilling in 2009.  Underground drilling was planned at Deep North Post, but the underground drill drift was not sufficiently completed to begin drilling.  A total of 16,845 meters of underground and surface drilling were completed in 2008.  In 2009, the exploration group expects to focus on the underground Deep North Post reserve delineation and drill testing for extensions and new zones at Banshee.  New drill targets are expected to be generated by continued relogging and remodeling of the geology across the property.

More than 6,500 drill holes have been completed within and around the Betze-Post deposit.  Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters.  Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters.  Almost all of the total drill hole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method with cyanide AA finish.  All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 415,622 meters in 7,340 underground holes had been completed in and around the deposit as of December 31, 2008.  A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  A total of 87 surface holes, for 45,281 meters and 116 underground holes for 21,805 meters have been drilled in Banshee.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2008, a total of 3,676 underground holes totaling 223,856 meters had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 16,685 meters in 61 underground core holes have been drilled as of December 31, 2008.  There are an additional 142 North Post surface holes for 53,201 meters.

 Underground drilling is by both core and reverse-circulation methods, with approximately 42% of the underground drilling pursuant to core methods.  Meikle drilling is approximately 59% core; Griffin and West Griffin drilling is approximately 10% core; and Rodeo, West Rodeo and Barrel drilling is approximately 26% core.  All surface drilling ore intercepts are core.  Drill spacing through the Meikle deposit is 8 to 26 meters.  Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438 ounces of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike.  Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.  Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.  All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.  The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007
Tons mined (000’s)	127,905	138,168
Tons of ore processed (000’s)	11,550	11,844
Average grade processed (ounces per ton)	0.175	0.159
Recovery rate (%)	84.3	86.6
Ounces of gold produced (000’s)	1,706	1,629
Average total cash costs per ounce (1)	$452	$370

(1)   For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

Cortez Mine

General Information

Reflecting its acquisition of Placer Dome and the purchase of Kennecott Explorations (Australia) Ltd. 40% interest, Barrick Cortez Inc. is the 60% joint venture interest owner and is the operator of the Cortez joint venture (“Cortez”). The remaining 40% interest is held by Barrick Gold Finance Inc.

The Cortez mine is located 100 kilometers southwest of Elko, Nevada in Lander County and currently employs approximately 800 people. The Pipeline property is 11 kilometers northwest and the Cortez Hills property is 4 kilometers southeast of the original Cortez milling complex.  Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations.  The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site.

In 1964, the Cortez joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production.  From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent.  In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott in September 2005 and confirmed by Barrick in 2006.

The Cortez area of interest comprises approximately 261,000 hectares along the Cortez/Battle Mountain trend, within which about 92,000 hectares are directly controlled by the Cortez joint venture.  In total, the property rights controlled by Cortez, either from outright ownership or by lease, consist of 8,981 unpatented mining claims held subject to the paramount title of the United States of America and 24,895 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks.   The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites.   The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation.  The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters. Exploration to fully delineate the extent of the deposit is ongoing.

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods.  The first eight stages of mining occurred in the Pipeline deposit over a period of 12 years (1996 — 2007), with mining of the remaining Pipeline Complex to be completed in 2011.  Mining at the Cortez Hills Complex is scheduled through 2017.  Conventional open pit methods will be employed for all six phases of the Cortez Hills deposit with underhand cut and fill being the method for the underground operation.  Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 118 million tonnes.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (carbon-in-leach, or “CIL”) and refractory roaster and/or autoclave.  The process used for a particular ore is determined based on the grade and metallurgical character of that ore.  Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 9,100 tonnes per day) using cyanidation and a CIL process.  Refractory ore is stockpiled on site in designated areas or trucked to the Goldstrike facility for processing through the circulating fluid bed roaster or the autoclave.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system.  Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

All material permits to conduct operations at the Pipeline Complex and Cortez Hills Complex have been obtained and are in good standing.  On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project.  On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The plaintiff’s motion for a preliminary injunction was denied by the court and the plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit. See “Legal Matters — Legal Proceedings — Cortez Hills Complaint” for additional information.

In 2008, Cortez produced 457,500 ounces of gold at average total cash costs of $589 per ounce sold. Based on existing reserves and production capacity, the expected remaining mine life is approximately 14 years.

Subject to satisfactory resolution of pending litigation (see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”), Cortez Hills is expected to commence production in the first quarter of 2010.    As a follow up to the successful 2008 work program, Barrick plans to spend approximately $18 million on exploration at the Cortez property, with a total of seven rigs being committed to this extensive, underexplored property in 2009. For details regarding Barrick’s acquisition of the remaining 40% of Cortez Hills, see “General Information — Transactions — Acquisition of Additional 40% Interest in Cortez Property”.

Environment

The mine’s dewatering operations have been improved with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes.  The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2008, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  Arsenic is naturally occurring in the ground water at Cortez.  United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed.

At December 31, 2008, the amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 22 to the Consolidated Financial Statements), for the property was approximately $90 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

Exploration, Drilling and Analysis

Approximately 68,750 meters of exploration drilling were completed in 2008.  Of this drilling, 21% was directed to the Pipeline Complex, 27% to the Cortez Hills Complex and 52% to other targets.

Drilling in the area of the Cortez Hills Complex is conducted as underground platforms are developed.  Some deep tests from the surface were conducted in the first half of the year.  Mineralization remains open at depth to the south and west.  Other areas that were drilled in 2008 include the Horse Canyon area, Pipeline Complex, Gold Acres and other areas within the claim block.

Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples.  The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.  Industry standard best practice is applicable for logging and sampling.

Both reverse circulation and core drilling is used to delineate mineralization.  The main mineralized bodies of the deposit are drilled almost exclusively with core holes.  Geologic models are developed based on the drill hole database.

Internal audits and outside audits from independent contractors have reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs that meet industry standards.  All analytical data is verified by the Cortez technical staff prior to use in resource estimation.  Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

All production by Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.  In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.3% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd. (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007 (2)
Tons mined (000’s)	113,468	70,148
Tons of ore processed (000’s)	40,038	22,005
Average grade processed (ounces per ton)	0.018	0.022
Ounces of gold produced (000’s)	428	323
Average total cash costs per ounce (1)	$589	$373

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

(2)  The figures for 2007 represent Barrick’s 60% ownership of the Cortez property only.

Pipeline
Gap Pit
Conveyor Route
Cortez Hills Pit
N
W
E
S
5000 feet

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation.  The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine.  The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level.  The area is considered to have a mountain climate.  Generally, the climate of the area does not impact on the mine’s operations.  Vegetation consists of small shrubs and grasses.  The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)), the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.  Centromin conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

The Alto Chicama mining district encompasses four concessions or mining rights totaling 20,322 hectares. In 2002, Barrick acquired the three primary mining concessions, encompassing 18,550 hectares, from Centromin pursuant to an international bid process. In 2005, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama”.  Three additional mining concessions, encompassing 1,772 hectares, were subsequently acquired directly by Barrick.  The mining rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made and production activities are being carried out on such concessions.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004.  Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities in respect of mine production start-up.  Total capital construction cost for the mine was $323 million. All material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing.  The mine has approximately 560 employees.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years.  The 15 year period commenced as of January 1, 2006.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group.  The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad.  Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected.  Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine.  Based on existing reserves and production capacity, the expected mine life is 9 years.

Mining activity was focused on developing Phase 1 of the orebody, which is a high grade and low strip area of the mine site located directly north of the crusher.  During 2008, some mining of Phase 2 of the orebody (located at the north-central area of the orebody) was undertaken.

During the first half of 2009, Phase 1 and Phase 2 of the orebody will continue to be mined, targeting relatively high grade materials. However, during the second half of the year, accelerated mining in the higher grade Phase 2 is planned.

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operation facilities are managed with procedures in place to manage hazardous substances potentially harmful to the environment.  In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water, air and emissions monitoring.  The site also has many programs to reuse and conserve water in all its processes.  In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. In 2008, all activities at Lagunas Norte were and continue to be in compliance with applicable corporate standards and environmental regulations.

In 2008, Lagunas Norte maintained the International Cyanide Code Management Certification  as well as the ISO 14001 certification with full compliance in the ISO 14001 audit. At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 22 to the Consolidated Financial Statements), for the property was $60 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2008, 333 exploration and definition holes had been drilled during 2008, 25,070 meters of reverse circulation drilling and 954 meters of diamond-drilling, totaling over 1,356 holes and 211,131 meters have been drilled at the end of 2008.  The drill program at Lagunas Norte has been completed at an average of approximately 55 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys conducted on the holes of the 2008 drilling campaign, with data collected approximately every 3 meters.  Core is placed in metal trays at the drill site and transported to the core facility.  Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists.  Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database.  Generally, sample lengths vary from 0.3 meters to 4.0 meters.  A total of 24,136 samples have been taken during these drill programs.  The average sample length is 1.08 meters.  During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru.  The on-site laboratory performs all required analysis, employing industry standard quality assurance and quality control procedures, including the insertion of standards, duplicates and check assays, controls which have been employed since early exploration.

In 2008, additional drilling of twin diamond drill holes and reverse circulation drill holes was undertaken at Lagunas Norte. The results of this drilling allowed verification of ore grade values collected during the original diamond drilling program and provide a basis for further geological model development. A campaign of long diamond drill holes will be implemented during 2009 in a sulfur content zone at the bottom of the current pit.  Other projects and opportunities in the Alto Chicama district are being evaluated.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

 Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005.  In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C, a State mining company.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte.  At December 31, 2008, the aggregate amount outstanding under these capital lease programs was $64.1 million. The effective interest rate in 2008 for the aggregate capital leases was LIBOR plus 2.5%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru.  As at December 31, 2008, MBM has issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes.  The effective interest rate in 2008 for the first bond issuance of $50 million was LIBOR plus 1.72% and the effective interest rate in 2008 for the second bond issuance of $50 million was LIBOR plus 1.5%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007
Tons mined (000’s)	27,245	25,437
Tons of ore processed (000’s)	25,203	21,706
Average grade processed (ounces per ton)	0.055	0.063
Ounces of gold produced (000’s)	1,175	1,086
Average total cash costs per ounce (1)	$125	$103

 (1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

The following diagram sets out the design and layout of the Lagunas Norte mine.

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit.  Full construction of the mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.  The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 370 kilometers by road northwest of the city of San Juan.  The mine site is located at elevations of between 4,000 and 4,850 meters above sea level.  The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment.  Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.  Access to the property is via a combination of public highways and an upgraded private gravel road.

The Veladero mine is a combination of two properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by Minera Argentina Gold S.A. (“MAGSA”), a subsidiary of Barrick in Argentina, pursuant to the provisions of the provincial law which governs the functioning of IPEEM, and by virtue of the contract between IPEEM and Barrick, and (ii) the Mina Ursulina Sur mining concession owned and controlled by MAGSA.  These two properties cover an area of approximately 12,350 hectares.  Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract.

The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.  Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities.  With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property.  Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. This study has since been updated in each of 2005 and 2007. All of the key additional permits for the mine’s operation, such as water concessions, construction permits for civil and hydraulic works, fuel storage permits, explosives and hazardous substances handling permits, have been obtained.

The principal mine commissioning activities were completed during the fourth quarter of 2005 and construction activities were completed in the first quarter of 2006.

Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market.  As at December 31, 2008, the mine had approximately 880 employees.

Geology

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations.  The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor.  Higher grade zones within this envelope occupy northeast-striking faults and fracture zones.  Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes.  Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings.  Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.  Copper and other base metals are insignificant, and sulphide mineralization is negligible.  Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises three main orebodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north.  Much of the Veladero deposit is covered by up to 170 meters of overburden. The current gold reserve identified in the Veladero mine is 12.2 million ounces (includes Pit, Stock and Plant).

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification.  The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process.  Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a four kilometer overland conveyor belt is expected to be commissioned in May 2009. The crusher expansion project, expected to increase the crusher capacity to 85,000 tonnes per day, is scheduled to be commissioned in late 2009. Veladero self generates electric power using a diesel power plant (with a 12 megawatt capacity), permanently-installed diesel-generator sets (adding a further 6.8 megawatt capacity) and a 2-megawatt wind-generation turbine.  The expected mine life is approximately 15 years.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS (the “EIS Update”) to the San Juan mining authority.  The EIS Update outlines the mine’s environmental management results for the 2003 to 2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. This first biannual update was approved in April 2007 and most of the additional permits required for the execution of the current production plan have been obtained.

In November 2007, Barrick submitted a second biannual update of the Veladero EIS to the San Juan mining authority. This document outlines the mine’s environmental management results for the 2005 to 2007 period and is currently under review by the mining authority.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2008, all activities at Veladero continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

In August 2007, Barrick obtained the ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained the International Cyanide Management Code certification.

At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 22 to the Consolidated Financial Statements), for the property was $34 million.

Exploration, Drilling and Analysis

During 2008, 31 reverse circulation drill holes were performed reaching a total of 7,175 meters in the Pampa del Rulo, Amable Sur, Agostina Sur and 4 Esquinas areas.  Five reverse circulation drill holes were performed in Pampa de Rulo totaling 1,552 meters for purposes of sterilization to ensure that no mineralization remained beneath the sites planned for future waste dumps.  17 reverse circulation infill drill holes were realized in Agostina Sur; five reverse circulation drill holes were performed in Amable Sur for purposes of sterilization and four reverse circulation drill holes were performed to search for potential mineralization.

During 2008, a diamond-drilling program was carried out at the 4 Esquinas pit as part of the planned in-fill and exploration program aiming principally to increase reserves and block category upgrade.  Simultaneously, the infill program was also used to investigate geotechnical information. Three diamond drill holes were performed totaling 1,003 meters.

The 2009 exploration plan includes testing of the Argenta zone (formerly called the Dos Lagunas zone).

At December 31, 2008, the Veladero database included 260,272 meters of reverse circulation drill holes and 44,104 meters of diamond core drill holes totaling 3,975 meters of channel samples from declines.  Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody.  Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision.  Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling.  A detailed quality control report is prepared at least annually, or after each major sampling program is completed.  External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of the exploitation contract between Barrick and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM.  This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated (see “Legal Matters — Government Controls and Regulations”).

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007
Tons mined (000’s)	93,544	76,529
Tons of ore processed (000’s)	23,408	19,607
Average grade processed (ounces per ton)	0.025	0.027
Ounces of gold produced (000’s)	536	473
Average total cash costs per ounce (1)	$496	$332

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

Financing

During 2004, MAGSA secured a variable rate, limited recourse $250 million loan facility for Veladero, which was fully drawn down by the end of 2007. Barrick has guaranteed the loan until the mine has achieved specified operational and technical requirements, after which it will become non-recourse.  This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest cost for 2008 was approximately 10.2%.

The following diagram sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile.  The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta.  The site is accessible by highway from the port of Antofagasta.  The Antofagasta-Salta railway also services the site.  Zaldívar employed approximately 800 employees and approximately 1,430 contractors at December 31, 2008.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations.  The surface topography lies at an average elevation of 3,300 meters above mean sea level.  There is little or no vegetation.  The property is within a 1,240-hectare claim area covered by 247 exploitation concessions.  Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines).  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.  Environmental permit(s) are issued and registered with the Conama (National Environmental Commission).

In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.  In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.  In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).  In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989.  Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed.  Commercial production began in November 1995, after completion of construction at a cost of $574 million.  Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.  Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 15 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile.  The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault.  Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade.  The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in six stages, referred to as Stage 6 through to Stage 11.  During 2008, ore production came from Stage 8 of the Main zone.  Conventional methods of open pit mining are used.  During 2008, Zaldívar focused on improving operational efficiencies and reliability of key process crushing productivity.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution.  Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached.  A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper.  The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity.  A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last 8 years and leach cycle times are currently 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.  All operations permits have been obtained and are in good standing.

On December 14, 2004, the Chilean government presented a new mining sector specific tax project to the Chamber of Deputies proposing a 5% tax on operating profits derived from the sale of mineral products. The proposed 5% tax became law during 2005.  Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause.  Pursuant to the provisions of this new tax, the 4% tax is effectively reduced to 2% for 2006 and 2007.  The new tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.

In November 2005, CMZ opted out of its existing DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. This is largely due to the heap leaching process that operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells to detect any potential circuit failures.

Zaldívar is awaiting approval of a modification to its operating permits to reflect current production and processing rates and is preparing to update its environmental approval, which will include submitting modifications to certain environmental permits.  While the timing of receipt of such approvals is uncertain, it is estimated that the process will take approximately 9 to 12 months.

Zaldívar’s ISO 14001 certification was renewed in September 2006 and will be in effect for a three-year term, subject to successful annual audits over the period.

At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $45.8 million.

Exploration, Drilling and Analysis

 The Zaldívar orebody has been extensively drilled.  Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 2 meter down-the-hole interval.  All holes are logged for lithology, alteration, mineralization and structure.  In 2008, 70 reverse circulation holes were drilled for 17,172 meters.  Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards.  Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory.  Controls exist on biases and the product is checked with the security sampling curves.  As well, external laboratories have been used to verify results.  Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties

The Zaldívar mine is not subject to any royalties.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007
Tons mined (000’s)	75,499	81,337
Tons of ore processed (000’s)	42,481	36,808
Average grade processed (% of TCu)	0.57	0.62
Pounds of copper produced (000,000’s)	295	315
Average total cash costs per pound (1)	$1.08	$0.69

(1)   For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

Porgera Mine

General Information

Barrick’s subsidiary is the owner and operator of a 95% joint venture interest in the Porgera Joint Venture (the “PJV”) gold mine.  The Porgera deposit is located in Enga Province in the highlands of Papua New Guinea (“PNG”), about 130 kilometers west of the established town of Mount Hagen, 600 kilometers northwest of Port Moresby, and about 680 kilometers by road from the coastal port of Lae from which all materials are shipped.  The road is partly paved and passes through unstable mountainous terrain with many major river crossings.  Personnel are transported by bus, fixed wing aircraft and helicopter.  The workforce at Porgera comprises approximately 2,500 employees.  In addition, there are approximately 700 contractors. Of the total employee workforce, 93% are PNG citizens (56% local employees and 37% PNG nationals).

The mine is located at an altitude of 2,200 to 2,700 meters.  Temperatures range from 10 to 25 degrees Celsius and rainfall averages 3,650 millimetres per year.  The vegetation is largely rainforest with interspersed food produce gardens below 2,400 meters elevation.

Alluvial gold was first reported at Porgera in 1938.  In 1975, Placer Dome became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.). In 1979, a joint venture agreement was signed whereby Placer Dome, MIM Holdings Ltd. and New Guinea Goldfields Ltd. (“Goldfields”, an eventual subsidiary of AurionGold) each held a one third interest and the Independent State of Papua New Guinea (the “State”) had the right to acquire, at cost, up to a 10% interest in the project if developed.  In 1989, a Special Mining Lease was approved, construction commenced and the State acquired a 10% interest, diluting each of the other joint ventures down to 30%.  Commercial production commenced in 1989.  Also in 1989, MIM Holdings Ltd. sold its 30% interest to Highlands Gold Ltd. (“Highlands Gold”).  In 1993, Placer Dome, Goldfields and Highlands Gold each sold a further 5% to the State.  In 1997, Placer Dome’s joint venture interest was increased from 25% to 50% following its completion of the acquisition of Highlands Gold.  In 2002, Placer Dome increased its interest to 75% through the acquisition of AurionGold (the beneficial owner of the Goldfields interest).  In 2002, DRDGOLD Limited acquired a 20% interest from Oil Search Limited (originally the interest held by the State).  In 2005, Emperor Mines Ltd acquired DRD Gold Ltd’s 20% interest.  Barrick acquired Placer Dome in 2006.  In 2007, Barrick acquired Emperor’s 20% share, increasing its ownership to 95%.  The remaining 5% joint venture interest is held by Mineral Resources Enga Limited (“MRE”) and divided between Enga Provincial government (2.5%) and landowners (2.5%).

The PJV has approval to mine the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the State and the PJV. The MDC specifies the annual rents that must be paid for the Special Mining Lease (the “SML”) and the various classes of compensation that are payable to the landowners for the various land uses.  The SML, which expires in 2019 and is renewable, encompasses approximately 2,347 hectares including the mine area and the areas in which the project infrastructure is located.  There is no expiration date for the MDC, but it is tied to the continuation of the SML.  Leases for Mining Purposes (“LMP”) have also been awarded by the State for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and airstrip.  The PJV also holds a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps.  The PJV also maintains two Exploration Leases (“EL”) which enclose the SML and some key LMPs. The ELs are the subject of ongoing exploration expenditure. The PJV holds mining easements for utilities such as power transmission lines and water supply pipelines.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Open pit mining is currently in Stages 5 and 5B of a 5-stage open pit mining plan. Stage 4 was completed in 2006, after which Stage 5 and stockpile ore became the principal ore sources. During 2004, failure and erosion of soft mudstone material onto the Stage 5 working bench hampered both development and ore production.  Remediation mining and buttressing stabilized this failure by way of the West Wall project which was completed during 2008. Open pit operations are expected to cease in 2017. Underground mining was recommenced in 2002, and is also expected to cease in 2017. The mill will continue to process accumulated lower grade ore stockpiles through to 2022.

Due to a number of economic and social issues, the Porgera mine has a greater level of political and economic risk compared to many of Barrick’s other operations.  Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations.  The Porgera mine has, on occasion, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations.  Although to-date there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time.  All material permits to conduct the operation of the Porgera mine have been obtained and are in good standing.

Geology

Mineralization occurs within the Porgera intrusive complex, around the margins of, and within, the intrusive bodies. The mineralization is closely associated with three dominant structural trends. The zone of high grade mineralization occurs within and adjacent to the Romane Fault (Zone VII), the Hanging Wall Shear Zone (Zone VI) and the Footwall Splay Zone (Zone VIII).  Significant tonnages of moderate grade mineralization also occur within the Footwall Diorite (to the north of Zone VII) and the Eastern Deeps.

The Porgera Zone VII orebody is an epithermal style orebody hosted within thermally metamorphosed sediments of the Cretaceous Chim Formation and the associated Porgera Diorite Intrusive Complex of Miocene age. The known orebody extends for up to 930 meters along strike. The maximum width across strike is 100 meters, but the width is commonly no more than 20 to 30 meters.  The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the orebody, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.  Underground mining continues to progress along extensions to the orebody at depth.  Open pit mining generally targets the intrusive bodies in the footwall as well as remnant ore around previously mined stopes.

Four precious metal associations have been recognized as part of the mineralizing events:. auriferous pyrite, sphalerite, galena; coarse euhedral auriferous pyrite; fine anhedral, auriferous, arsenical pyrite; and gold, electrum.

The fourth association is the source of the exceptionally high gold grades found in the deposit. Although a portion of the gold is free, the majority occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

The projected mine life of Porgera is 13 years.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods.  In 2008, mill feed, on a tonnage basis, was sourced 88% from open pit and run of mine stockpiled ore, and 12% from underground.  Underground ore accounted for 29% of the contained gold in mill feed.

Open pit mining is currently directed at pit stages 5 and 5B by way of a typical hard rock operation utilizing 10 meter benches. Utilizing conventional mining equipment, the open pit operations has a nominal mining production capacity of approximately 40 million tonnes per annum.

Mill feed material from the open pit will be direct feed to crusher (at an elevated cut off grade) when possible. Long term stockpile material will be used to supplement crusher feed as required. Low grade material mined from the open pit will be stockpiled until end of mine life, when it will be processed.

The underground mine comprises four zones that are accessed using a general-purpose decline from surface. The mine is a highly mechanized bulk mining operation.  The Central Zone is predominately a vertical ore body where production is expected to be completed in early 2009.  The North Zone dips at 55 to 70 degrees and is mined using predominantly a down hole bench retreat method, with sublevels reduced to 25 meter intervals due to the dip of the ore body. Some isolated areas of the ore body that are wide will be mined using a transverse mining method. Up hole retreat mining will be used to recover crown pillars. Eastern Deeps will be mined using a down hole bench retreat mining method at 30 meter level intervals. Production rates in the Eastern Deeps have been limited to date owing to ventilation constraints, geotechnical challenges and difficult mining due to complex geology and structure.  East Zone mining will be dependent on paste fill due to the dip of the ore body, at 45 to 50 degrees, and ground support concerns.

Currently open stopes are filled with unconsolidated development waste, and cemented aggregate in strategic locations to create crown pillars.

Development of a Twin Decline has commenced to provide both long term access to the underground and provide replacement ventilation airways.  These declines are designed at increased dimensions to the existing drives to accommodate larger trucks.

The mill has undergone several stages of improvement and expansion.  A concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operation in 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver.  A pressure oxidation circuit was added to allow the processing of the sulphide flotation concentrate and previously stockpiled concentrate.  Gold liberated by pressure oxidation is recovered through a CIP cyanide leach circuit, followed by site refining into doré.  In 1996, a second semi-autogenous mill and large ball mill was added, increasing nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometers from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts. A back up diesel power station is located at the mine and has an output of 13 megawatts. The average power requirement of the mine is about 60 megawatts.

Environment

The PJV runs an extensive environmental monitoring program to ensure compliance with the requirements of its permit.  All requisite licenses and permits are kept in good standing.

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. Competent waste rock is stored in two stable waste dumps, to the south (Kogai stable dump) and east (Anawe North stable dump) of the open pit. In addition, there are two erodible dumps containing soft, incompetent waste rock, Anjolek and Anawe.

A tailings impoundment was considered to be very difficult in the Porgera environment and the risk of an engineering failure was assessed to be very high. Therefore, the PNG Government approved riverine disposal as an appropriate method for treated tailing and incompetent waste rock under the circumstances that exist at the particular site.  Since the acquisition, Barrick has been reviewing alternatives to mitigate the effects of waste disposal practices which it is currently planning to finalize.

PJV implemented an extensive riverine monitoring program in 1984 and this has continued to the present.

At December 31, 2008, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $42.6 million.

Exploration, Drilling and Analysis

Exploration work in 2008 concentrated on increasing underground inferred resources at Lower East Zone and Lower North Zones, in addition to testing a number of exploration targets in the mine environment. This led to exploration success at the Project X and AHD targets.

The 2009 to 2010 exploration programs have been designed based on a review of current in mine exploration targets by ranking them based on their accessibility from existing infrastructure and their respective economic benefits. A primary objective was to schedule future exploration and development activities on known and emerging targets so that gold production is optimised with respect to the life of mine production schedule.

The drill programs were designed based on exploration success at Lower North and East Zones, Project X and AHD.  Rough cut economic and development evaluations are due for completion before year end. Objectives at the other targets are to define inferred resources or to obtain a discovery intersection.

In addition to the above, Barrick Exploration PNG will continue the Porgera Deeps program exploring for the presence of high grade gold mineralization well below the current underground mine development. Targeting will be focused at the intersection of proven gold bearing structures within favorable host rocks. The first such target to be tested will be the intersection of the Romane Fault Zone and the Tawisikali — Project X structure.

The drill hole database for Porgera consists of some 7,100 drill holes and 1,200,000 meters of drilling that includes underground and surface diamond drill core.  Face sampling and reverse circulation percussion drill samples are also included in the database.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the on-site NATA (National Association of Testing Authorities) accredited assay laboratory.

Open pit delineation and exploration drilling is, on average, on a 30 by 50 meter pattern spacing. Classification of open pit resources is based on kriging variance. Underground reserves are classified as measured only when bracketed by silled out openings.  Indicated resources require a minimum of 30 by 30 meter drill spacing, which is generally tightened to 15 by 15 meter prior to committing major development.

Whole core samples are taken over two meter down-the-hole intervals for the entire drill hole except in the Central Zone, North Zone and East Zone where the sampling interval was decreased to 1 meter intervals to increase the sample density and geology detail for underground mineral resource evaluation. Half core is kept for one or two holes per section and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization and structure.

Drilling, sampling, analysis, data stewardship, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.  The sampling and analytical methods are believed to be appropriate for the style and type of mineralization.  Databases used to generate the geological models and mineral resource estimates have been verified by mine geological staff.  Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which is then distributed to the Enga Provincial government, the Porgera District Authority and local landowners.

Production Information

The following table summarizes certain production and financial information for the Porgera mine (Barrick’s proportional share) for the periods indicated:

	Year ended December 31, 2008	Year ended December 31, 2007 (2)
Tons mined (000’s)	45,534	40,870
Tons of ore processed (000’s)	6,334	4,995
Average grade processed (ounces per ton)	0.116	0.114
Ounces of gold produced (000’s)	627	487
Average total cash costs per ounce (1)	$417	$426

(1)   For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures — Total Cash Costs”.

(2)   Barrick increased its interest in the Porgera mine from 75% to 95% in August 2007.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure.  Barrick is currently engaged in both district development in and early stage exploration in each of its RBUs as well as early-stage exploration in certain other countries where it does not currently have operations.

Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world.  Barrick utilizes state-of-the-art technology to explore deeper and in a more effective manner. Barrick uses new deep-penetrating geophysical techniques and geological modeling to locate and define new targets.

The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence.  In 2008, Barrick spent $458 million on its exploration, development and business development activities (2007 — $367 million). Of the $216 million spent on exploration in 2008, approximately $69 million was spent in North America, approximately $40 million was spent in South America, approximately $52 million was spent in the Australia Pacific region and, approximately $18 million was spent in Africa.  Development expenditures, consisting of mine development and non-capitalizable project costs, in 2008 totaled approximately $201 million (2007: $183 million). Business development costs in 2008 totaled approximately $41 million (2007: $5 million).  Capital projects/global exploration costs totaled approximately $25 million (2007: $11 million).

Barrick’s strategy for 2009 will focus on the replacement of production through a combination of exploration, corporate development and project development. In 2009, Barrick expects to spend approximately $150 to $160 million on exploration, weighted towards near mine resource additions and reserve conversion, with approximately 40% of the total targeted for Nevada.  The budget for 2009 reflects a focus on targets that have the potential to make near term contributions to Barrick’s earnings and cash flow.  In 2009, Barrick expects to expense project costs of approximately $250 to $270 million for its share of expenditures.  In 2009,  Barrick’s expected project expenses are primarily attributable to its commitment to complete the feasibility studies for its Reko Diq, Cerro Casale, Donlin Creek and Kabanga projects, as well as the development costs associated with the extension of the mine life at Golden Sunlight.  As a result of the continued development of its more advanced projects, in particular, Pueblo Viejo, Cortez Hills and Pascua-Lama, partly offset by the expected completion of the Buzwagi Project, Barrick expects 2009 capital expenditures to increase from 2008.  For 2009, Barrick expects to spend approximately $1.3 to $1.5 billion on capital expenditures for its projects.  Certain of Barrick’s current projects, which are at various stages of development, are described below.

The Buzwagi project is located within the highly prospective Lake Victoria Greenstone Belt in Tanzania on excellent terrain, which is relatively flat, open land.  This has simplified project execution.  Buzwagi’s proximity to Barrick’s other operations in the area (Bulyanhulu and Tulawaka) is expected to benefit its operations due to shared infrastructure, training and employee development.  In addition, Buzwagi has the best access to infrastructure of all of Barrick’s Tanzanian properties.  A paved road connects the site to a rail line that passes only 40 kilometers from the property.  In 2007, the project’s Mine Development Agreement and Environmental Impact Assessment (“EIA”) were approved by the Tanzanian government.   In August 2007, Barrick commenced construction, which, at year-end, was approximately 90% complete.  Pre-production capital cost is estimated at $400 million (excluding capitalized interest).  Buzwagi is currently expected to commence production in the second quarter of

2009.  Buzwagi is expected to produce approximately 200 thousand ounces in 2009 at total cash costs of approximately $320 to $335 per ounce.

Upon the federal Bureau of Land Management issuing a Record of Decision in November 2008, Barrick began construction at its Cortez Hills expansion project.  Subject to satisfactory resolution of pending litigation (see “Legal Matters — Legal Proceedings”), Cortez Hills is expected to commence production in the first quarter of 2010.  The expanded Cortez operation (existing operations plus the Cortez Hills expansion project) is expected to have average production of approximately 1 million ounces at total cash costs of approximately $350 to $400 per ounce in its first full five years of production.  Total cash costs in the current plan reflect the inclusion of incremental lower grade heap leach ore from the Pipeline pit due to a higher gold price assumption, and the associated costs for labor and consumables.  The project involves the development of two adjacent deposits — Cortez Hills and Pediment.  The project will be developed as two open pits with part of the deposit to be mined by underground mining methods. In 2007, Barrick substantially completed the detailed engineering for the project and spent approximately $88 million (100% basis) on mining equipment and engineering for project infrastructure.  In addition to the original scope of work, Barrick accelerated the project’s underground development schedule. To date, Barrick has spent approximately $30 million, and expects to spend an additional approximately $90 million advancing underground development in 2009.  Total construction costs currently remain in line with the pre-production capital budget of approximately $500 million. The Cortez property continues to demonstrate significant exploration potential.  As a follow up to the successful 2008 work program, Barrick plans to spend approximately $18 million on exploration at the Cortez property, with a total of seven rigs being committed to this extensive, underexplored property in 2009.  In the fourth quarter of 2008, a number of opponents of the Cortez Hills expansion filed suit in the United States District Court for the District of Nevada seeking to overturn the Bureau of Land Management’s approval of the Cortez Hills project on environmental and religious grounds. The plaintiffs unsuccessfully sought to enjoin construction of the project pending the consideration of their claims. The District Court’s denial of the requested injunction is currently being appealed.  For details regarding Barrick’s acquisition of the remaining 40% of Cortez Hills, see “General Information — Transactions — Acquisition of Additional 40% Interest in Cortez Property”.

In May 2006, a shareholders’ agreement with Goldcorp Inc. (“Goldcorp”) was finalized, which established Barrick as the 60% owner and operator of the Pueblo Viejo project.  Goldcorp owns a 40% interest.  The Pueblo Viejo project is located in the Dominican Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo. In February 2008, Barrick submitted a feasibility study and provided a project notice to the Government of the Dominican Republic that it plans to proceed with development of the Pueblo Viejo project.  Since March 2006, Barrick has updated capital costs estimates, re-evaluated the process flowsheet, worked on optimizing the project and carried out an exploration program.  In 2007, exploration drilling resulted in a new discovery at Monte Oculto and a significant resource increase.  The project has substantial power requirements due to high levels of sulphur contained in the ore and Barrick is investigating long-term options for the sourcing of power.

In 2008, the demolition of existing facilities at Pueblo Viejo was completed, major contractors were engaged, long lead items were secured, delivery of the mining fleet commenced and activities relating to government and community relations and environmental permitting for the mine continued. In addition, heavy fuel oil power for the mine was also secured.

Pueblo Viejo project’s pre-production capital cost is estimated at approximately $2.7 billion (excluding capitalized interest and on a 100% basis).  An additional $300 million will be spent to complete a phased expansion of the project to a throughput rate of 24,000 tonnes per day.  Barrick expects to fund a portion of Pueblo Viejo’s pre-production capital requirements through non-recourse project financing and is in active discussions with a group of export credit agencies and commercial banks to put in place $1 billion of project financing, including Goldcorp’s share, which covers a portion of the total capital cost of the project.  Pueblo Viejo is currently expected to commence production in the fourth quarter of 2011.  Barrick’s 60% share of annual gold production in the first full five years of operation is expected to be approximately 600 to 650 thousand ounces at total cash costs of approximately $275 to $300 per ounce.  Barrick’s 2009 objectives include the detailed design, earthworks and concrete execution works, the provision of support services for government relocation efforts and permit approvals for the expansion.  Significant efforts will be made in the area of procurement to ensure the timely deliveries of materials and equipment.

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina.  Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

The Pascua-Lama project has been designed as an open pit mine, centered at an elevation of 4,800 meters. The project will produce both oxide and sulphide ores. The Pascua-Lama project has received EIA approval from appropriate authorities in Chile and Environmental Impact Statement (“EIS”) approval from the San Juan, Argentina, provincial environmental regulatory authority.  Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project.

In 2006, Pascua Lama’s feasibility study was updated, including capital and operating costs, from the estimates that were previously completed in June 2004.  In 2008, the majority of remaining key sectorial permits, including water rights, were granted by the government of the San Juan Province in Argentina.  In 2009, Barrick will continue its efforts with respect to community/government relations, permitting, protocol implementation and tax stability.  Work is ongoing, including, project optimization, to finalize project economics.  Commencing project construction is contingent on the resolution of certain external issues such as permitting, protocol implementation and the governments of Chile and Argentina resolving certain remaining regulatory, fiscal, taxation and royalty matters.  The timing of resolution of these matters, royalties and currency fluctuations are largely beyond Barrick’s control and may impact on the expected timing and anticipated cost of development and operation of the project.

In 2007, through its acquisition of Arizona Star, Barrick acquired a 51% interest in the Cerro Casale deposit in Chile (see “General Information — Transactions”).  Kinross owns the remaining 49% of the Cerro Casale deposit.  Barrick and Kinross are in the process of negotiating a more definitive shareholder’s agreement that will govern the joint venture.  The pre-feasibility study has been completed and the full feasibility study is currently expected to be completed by the end of the third quarter of 2009.

The Donlin Creek project is a large refractory gold deposit located in Southwestern Alaska.  In December 2007, Barrick entered into an agreement with NovaGold Resources Inc. (“NovaGold”) to form a jointly owned limited liability company on a 50/50 basis to advance the project.  Pre-permitting activities are underway concurrent with the updating of the feasibility study, expected to be completed in 2009.

In 2006, Barrick acquired a 50% interest in Atacama Copper Pty Ltd., which in turn has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests.  Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan.  In 2008, the project’s drill program continued, with a feasibility study currently scheduled for completion in 2009.

Sedibelo is a large platinum deposit located in South Africa.  In 2008, following the completion of the feasibility study, Barrick obtained the necessary regulatory approval enabling the transfer to Barrick of its initial 10% stake in the property. As operator of the project, Barrick has the right to earn up to an additional 55% interest in the project once a decision to construct a mine has been made.  Barrick is currently reviewing the project economics and timelines for the Sedibelo project with a view towards optimizing its development schedule in light of the significant change in the metal prices.  Barrick will also need to consider the views of its partner on the project.

Fedorova is a large, near surface, palladium and platinum project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation.  Barrick owns 50% (with an earn-in right to 79%) of Fedorova and is the project operator.    Barrick is currently reviewing the project economics and timelines for Fedorova with a view towards optimizing its development schedule in light of the market environment.  Barrick will also need to consider the views of its partner on the project.

Barrick is party to a joint-venture agreement with Xstrata Plc (“Xstrata”) with respect to the Kabanga nickel deposit and related concession in Tanzania.  During 2008, Xstrata earned its 50% interest in the project under the earn-in agreement.  The project’s feasibility study is currently expected to be completed in 2009.  Barrick is currently reviewing the project economics and timelines for Kabanga with a view towards optimizing its development schedule in light of the market environment.  Barrick will also need to consider the views of its partner on the project.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters — Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at reducing exposure to financial risk by eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting environmental audits of its business activities on a regular and scheduled basis, in order to evaluate: compliance with applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice.  At present, all operating mines and selected project sites are subject to annual audits.  Closure sites and exploration activities have not been audited generally since 2005, when the Company elected to focus on existing Barrick and newly acquired Placer Dome operating sites.  Closure sites and project sites not audited since 2005 will be subject to environmental audits beginning in 2009 and/or 2010.  Exploration activities are also contemplated for audit activities beginning 2009.  A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative.  Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies.

To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System Standard (“EMSS”) in 2005.  Each mine will be required to become compliant with designated elements of the EMSS in 2010, by which time full compliance must be achieved.  Most Barrick mines are already substantially compliant with the EMSS by virtue of their existing systems. For example, Zaldívar, Lagunas Norte, Veladero and Pierina are ISO 14001 certified.  All Barrick facilities have staff and systems in place to manage our regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2008, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.

As part of Barrick’s goal to minimize the impact on the environmental and social aspects of the location, it develops comprehensive closure and reclamation plans as part of its initial project planning and design.  If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan.  The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2 and 22 of the Notes to the Consolidated Financial Statements.

 The Company’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The Company also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties.  The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards.  The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas.  Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property.  The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux.  Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Most of the Company’s operating properties use cyanide.  Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater.  Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur.  The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access.  In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the auspice of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code.  Under the Code, each of the mines that use cyanide must receive a third party certification inspection. The Company listed all of its mines that use cyanide for Code certification.  Placer Dome also became a signatory to the Code in 2005.   All former Placer Dome sites, except Golden Sunlight and Henty, which have limited mine life, have been designated for Code certification.  Barrick’s Goldstrike, Bald Mountain, Ruby Hill, Cortez, Pierina, Lagunas Norte, Veladero, and Cowal Mines and the Marigold and Round Mountain joint ventures have been certified.  While the Company believes that most of its remaining operations that use cyanide are already substantially in compliance with the Code, it will incur expenses achieving full Code compliance at the remaining operations.

Certain of the Company’s operations sell the mercury captured by their air pollution control devices.  The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions.  Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.  The facilities have instituted handling and shipping procedures designed to minimize the risk of spills.  All of the mercury is sold to licensed facilities in the United States.

FINANCIAL RISK-MANAGEMENT

Forward Sales Program

The Company has operations in eight principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices and the price of certain other metals. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments and forward sales contracts to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold and other metals could cause actual cash inflows from the sale of production to differ from anticipated cash inflows.

Gold  Sales

For most of Barrick’s history, gold forward sales were a significant element in providing the Company with relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. With the Company’s positive outlook for the gold price, continued low historical interest rates (which may lead to lower forward sales price premiums) and Barrick’s strong financial position, the Company has managed the program down to a lower percentage of overall gold reserves. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it will not add new ounces to its gold forward sales program.  In early 2007, the Company eliminated its remaining gold forward sales contracts not specifically allocated to its projects’ future gold production.  In 2008, Barrick’s gold production was delivered into the spot market.  The Company realized an average price of $870 per ounce compared with the average London P.M. Fix for the year of $872 per ounce. In comparison, for 2007, the Company realized an average gold price of $619 per ounce compared with the average London P.M. Fix for the year of $695 per ounce.

In 2007, in anticipation of building its projects, the Company allocated 9.5 million ounces of gold forward sales contracts specifically to its projects’ future gold production (“Project Gold Sales Contracts”). The Company allocated these contracts as part of a strategy to help reduce gold price risk at its projects and provide price support for any future financing.  As at December 31, 2008, the Project Gold Sales Contracts included 4.2 million ounces of floating spot-price gold forward sales contracts, at spot prices less an average fixed-price adjustment of $529 per ounce.  Based on a gold price of $870 per ounce, the negative mark-to-market value of the Project Gold Sales Contracts was approximately $4.9 billion as at December 31, 2008.

Barrick’s gold and silver forward sales contracts represent agreements to sell gold and silver on a delivery date in the future. Barrick delivers actual physical production to satisfy the obligations under these contracts. Barrick may, at its discretion, choose to deliver gold or silver production against any gold or silver forward sales contract in advance of the contract’s termination date.

The rights and obligations under Barrick’s gold forward sales contracts are set out in master trading agreements (“MTAs”) executed with various counterparties. In most cases, under the terms of the MTAs, the period over which Barrick is required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. As a result, as each year passes, the termination date of most MTAs is extended into the future by one year. In 2008, three counterparties, representing approximately 1.48 million ounces of the approximately 9.5 million ounces of gold, notified Barrick that they would not be extending the termination date by one year on the basis of credit conditions. All of the termination dates under these MTAs were 10 years or longer, which allows for a current/final termination date of 2017 or later.

The selling price under a gold forward sales contract is based on the forward price of gold at the future delivery date, which Barrick believes is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date.  U.S. dollar interest rates, gold lease rates, credit spreads relating to both the counterparties and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances, may have a material impact on the difference between the forward gold price over the current spot price, and, ultimately, the realized price under the Project Gold Sales Contracts.  Low U.S. dollar interest rates, higher gold lease rates and an increase in the credit spreads compared to the prior year have caused some of the Project Gold Sales Contracts to be in backwardation (i.e. the premium is negative) when rates were reset, resulting in a decrease in Barrick’s average realized price under these Project Gold Sales Contracts and, if these conditions continue, additional Project Gold Sales Contracts may go into backwardation when rates are reset, resulting in a decrease in Barrick’s average realized price under these Project Gold Sales Contracts.

Assuming a constant spot gold price of $870 per ounce and resetting contracts with current interim delivery dates in 2009 and 2010 to the end of 2010, Barrick has estimated that the impact on the Project Gold Sales Contracts position as at December 31, 2008 of a continuation of present unusual market conditions for U.S. dollar interest rates, credit spreads and gold lease rates in existence as at December 31, 2008 would lead to a decline in the weighted average future contract price by approximately $4 per ounce in 2009 and approximately $15 per ounce in 2010 on the entire position.  As at December 31, 2008, Barrick has no significant exposure to gold lease rates, and about one third of the Project Gold Sales Contracts are exposed to U.S. dollar interest rates and credit spreads.

Barrick diversifies its gold forward sales contracts across a number of counterparties, limits exposure to individual counterparties and regularly monitors its counterparties’ credit ratings. Barrick spreads out the delivery dates under such contracts so as to have more production than is required to be delivered into such contracts at any given time.

For Barrick’s Project Gold Sales Contracts, the insolvency of a counterparty could, in certain circumstances, lead to a requirement to settle transactions between Barrick and the insolvent counterparty and may ultimately require the payment of a net amount by Barrick to the counterparty.  In determining the amounts owing as a consequence of any such settlement, Barrick would be entitled to claim contractual damages suffered by the Company as a result of a counterparty default.  These damages could include the costs of effecting replacement trades with other counterparties that would put Barrick in the same position as Barrick would have been if the insolvent counterparty had not defaulted.  A settlement caused by a counterparty insolvency event would not trigger any cross-defaults under Barrick’s other financial instruments.

As at December 31, 2008, no counterparty had in excess of 10% of Barrick’s total ounce or mark-to-market position. Subsequent to December 31, 2008, one counterparty represented 13% of the mark-to-market and total ounce position due to an assignment of another counterparty’s position. Through December 31, 2008, none of the counterparties with which Barrick held outstanding contracts had declared insolvency. In the event of a potential counterparty default due to insolvency, Barrick would seek to have the contract reassigned to an alternative counterparty that is better able to perform under the contract. In certain circumstances, Barrick has been able to assign contracts to alternative counterparties to manage counterparty risk, and it expects that it will be able to continue to do so to the extent creditworthy counterparties are willing to take on assigned contracts.

Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its gold forward sales program. If Barrick chooses to deliver a portion of its gold production into its Project Gold Sales Contracts at prices that are below the prevailing spot price, it would incur an opportunity loss on those sales.

For a summary of the Company’s future gold sale and delivery commitments and associated risks, see Notes 5 and 20 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2008, pages 37 to 38 and 58 to 61 of the Company’s Annual Report — Financial Report 2008 to Shareholders for the year ended December 31, 2008 and “Risk Factors”.

Copper Sales

In early October 2006, Barrick issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036.  During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper.  The terms of the Notes result in an embedded fixed-price forward copper sales contract. Under the terms of the Notes, as at December 31, 2008, Barrick will receive $3.08 per pound for a total of 53 million pounds of copper sales in 2009.  In connection with these embedded contracts, in 2007, Barrick entered into a call option transaction whereby it is able to participate in stronger copper prices of up to $3.58 per pound, while maintaining a floor price of $3.08 per pound.  As at December 31, 2008, the notional amount of these options outstanding was 53 million pounds of copper.

During 2008, Barrick added copper forward and collar contracts to economically protect its 2009 copper production from declines in LME spot prices.  At copper spot prices between $1.57 and $2.01 per pound, Barrick expects to realize an average minimum price of $3.03 per pound.  On approximately half of Barrick’s production, it is exposed to a decline in the market prices below $1.57 per pound and has upside participation above $2.01 per pound through buying calls that allowed Barrick to lock in gains from $3.03 to $2.01 per pound and selling puts to finance these calls.

  Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to fluctuations in currencies, interest rates and other commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the

Company’s Australian, Canadian, South American and Papua New Guinean mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such as copper produced at the Zaldívar and Osborne mines, nickel, platinum and palladium at certain of its projects, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business.

Over the last three years, Barrick’s currency hedge position has provided benefits in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2008 — $106 million; 2007 — $166 million; and 2006 — $84 million. These gains are recorded within Barrick’s operating costs. Barrick also recorded hedge gains as an offset to corporate administration costs as follows: 2008 — $11 million; 2007 — $19 million; and 2006 — $14 million.  For 2009, Barrick’s average Australian and Canadian dollar hedge rates exceed the current market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. Barrick is approximately 95% hedged in 2009 for expected Australian and Canadian operating expenditures at exchange rates of $0.76 and $0.94, respectively. In addition, Barrick has hedged 90% of its expected 2010 Australian operating expenditures at an exchange rate of $0.80. Assuming market exchange rates remain at the December 31, 2008 levels of $0.70 and $0.82, Barrick expects to record opportunity losses of approximately $135 million in 2009 (about $14 per ounce on total 2009 production), or approximately $100 million for the Australian dollar and approximately $35 million for the Canadian dollar, which will primarily impact Barrick’s administration costs.

Barrick currently has futures contracts in place totaling 5.1 million barrels of oil, which represents approximately 62% of its total estimated direct consumption in 2009 and 21% of its total estimated direct consumption over the following four years. Those contracts are primarily designated for Barrick’s Nevada-based mines, and have an average price of $91 per barrel.  In 2008, Barrick realized benefits in the form of fuel hedge gains on those contracts totaling $37 million (2007: $29 million; 2006: $16 million), when contract prices were compared to market prices. At a price of $42 per barrel of oil, Barrick expects to realize opportunity losses of approximately $100 million in 2009 from the financial contracts.  In 2009, Barrick expects Barrick Energy to produce about 1.4 million barrels of oil equivalent at a cash cost of about $29 per barrel. The combination of Barrick’s financial contracts and expected Barrick Energy production provides Barrick with an economic hedge of 3.5 million barrels for 2009 at an average cost of $69 per barrel.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.  For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 20 of the Notes to the Consolidated Financial Statements.

Oversight and Control Over Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of three members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold forward sales hedge program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of gold sales, hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s gold sales and hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains a separate compliance function to independently monitor and record gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s Treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. New transaction confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.

During 2007, the U.S. House of Representatives passed a bill that would amend the General Mining Act of 1872 in the United States.  The bill would impose royalties of 4 to 8% on production from unpatented mining claims, as well as impose additional, potentially significant, costs and risks on mining companies seeking to operate on such claims.  No similar bill was introduced in the Senate.  The 2007 bill was reintroduced in the House of Representatives in 2009.  Again, no similar bill has been introduced in the Senate.  Consequently, the prospects for a revision of the General Mining Act of 1872 in this session of Congress remain uncertain.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold.  At the time, the duty was described as “temporary”.  Veladero’s export of gold dore is

currently subject to this duty.   It appears possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures.  Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In 2007, the Argentinean government issued rules to regulate the environmental damage insurance requirements set forth in the National General Environmental Law, which applies to mining activities. It has been recently regulated and the insurable risk has to be calculated following the procedures established under the regulation. Currently only one insurance company in Argentina provides this insurance. Barrick is reviewing the recently approved regulations to assess its impacts.

The State of Nevada adopted new regulations governing mercury air emissions from precious metal mining operations in 2005. The Company believes that it will be able to comply with these regulations. Barrick expects that these regulations will likely impose additional capital and operating costs at its operations in Nevada.  In 2008, the U.S. Environmental Protection Agency (“EPA”) commenced a rulemaking to govern mercury air emissions from gold mining operations.  It is uncertain what effect the EPA rulemaking will have on the Nevada regulations, although it seems likely that it will at least delay implementation of the Nevada regulations, or how an EPA regulation might differ from the Nevada regulation.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009.  The trial date has since been adjourned because of a settlement in principle among the parties.  Under the terms of the settlement in principle, Barrick and the individual defendants would agree to settle the complaint for $24 million.  Efforts to finalize the settlement and seek the necessary Court approval are ongoing.  No amounts have been accrued for any potential loss under this complaint.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project.  On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act.  The plaintiffs’ RFRA claim is based on the assertion that the project and adjoining areas are sacred to certain Western Shoshone.   On November 24, 2008, the plaintiffs filed a motion for a temporary restraining order and a preliminary injunction barring work on the project until after a trial on the merits.  After a four day hearing, on January 26, 2009, the Court denied the plaintiffs’ motion for a preliminary injunction, concluding that the plaintiffs had failed to demonstrate a likelihood of success on the merits.  The plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005 by the Provincial Government of Marinduque, an island Province of the Philippines (“Province”), with the District Court in Clark County, Nevada.  The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”).  Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997.  The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum).  However, on June 29, 2006, the Province filed a motion to join Barrick as an additional named Defendant and for leave to file a third amended complaint.  The Court granted that motion on March 2, 2007.  On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens.   Briefing was completed on May 21, 2007, and on June 7, 2007, the Court issued an order granting the Company’s motion to dismiss.  On June 25, 2007, the Province filed a motion requesting the Court to reconsider its order dismissing the action.  On January 16, 2008, the District Court issued an order denying the Province’s motion for reconsideration.  Following the District Court order, the Province filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit.  Under the briefing schedule established by the Court of Appeals, the Province’s initial brief in the Appeal was filed on August 15, 2008, the Company’s responsive brief was filed on September 15, 2008, and the Province’s reply brief was filed on October 15, 2008.  Oral argument before the U.S. Court of Appeals occurred on March 10, 2009.  Barrick will challenge the claims of the Province on various grounds and otherwise vigorously defend the action.  No amounts have been accrued for any potential loss under this complaint.

Calancan Bay Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque.  The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine.  The total amount of damages claimed is approximately $900 million.

On October 16, 2006, the Court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees.  On January 17, 2007, the Court issued a summons to Marcopper and PDI.  On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”).  PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI.  On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.  The plaintiffs have opposed the motion to dismiss.  A hearing on the motion to dismiss originally set by the trial court for November 27, 2008 was held March 11, 2009.  At the hearing the trial court requested additional briefing on the motion. No hearing for argument on this motion has yet been set. The Company intends to defend the action vigorously.  No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside.  Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety.  On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan.  The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal.  Barrick intends to defend this action vigorously.  No amounts have been accrued for any potential loss under this complaint.

SUNAT Tax Assessment

In September 2004, the Tax Court of Peru issued a decision in Barrick’s favor in the matter of its appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties.

The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000.  In January 2005, Barrick received written confirmation that there would be no appeal of the September 2004 Tax Court of Peru decision.  The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision received in September 2004, on an audit concluded in 2005, the Superintendencia Nacional de Administración Tributaria (“SUNAT”) reassessed Barrick on the same issue for tax years 2001 to 2003.  On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million.  Barrick filed an appeal to the Tax Court of Peru within the statutory period.  Barrick believes that the audit reassessment has no merit, that it will prevail in court again, and accordingly no liability has been recorded for this reassessment.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

The risks described below are not the only ones facing Barrick.  Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2009 gold production and sales, the approximate sensitivity of its income from continuing operations before income tax, royalties and other items to a $50 per ounce increase or decrease in the market gold price is a $365 million increase or decrease, assuming a market price of $850 per ounce of gold.  Industry factors that may affect the price of gold include: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.  Factors tending to affect the price of copper include: global mine production; scrap recycling and inventory stocks; general economic conditions; industrial demand; speculative trading; and the relative strength of the U.S. dollar against other fiat currencies. In addition, certain of Barrick’s mineral projects include other minerals: nickel, platinum and palladium, silver and copper, each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations.  In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term.  Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.  The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects.   For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to gold, copper and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing to develop it . Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights.  It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “ — Current Global Financial Condition” and “ —  Liquidity and Level of Indebtedness”).

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Current global financial condition

Current global financial conditions have been characterized by volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by many factors as a result of the global financial crisis. This may impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, Barrick’s operations and financial condition could be adversely impacted.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well.  Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes.  Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.  No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves.  There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Liquidity and level of indebtedness

As of December 31, 2008, Barrick had cash and cash equivalents of approximately $1.4 billion and capital leases and long-term debt of approximately $4.4 billion.  On March 24, 2009, Barrick issued $750 million of 6.95% notes due 2019.  Giving effect to the offering as of December 31, 2008, Barrick would have had cash and cash equivalents of approximately $2.4 billion and capital leases and long-term debt of approximately $5.1 billion.  Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Barrick’s level of indebtedness could have important consequences for its operations, including:

•                  Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•                  Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

 Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2009 through a combination of its existing capital resources and its future cash flow from operations, as well as issuing new, unsecured debt and putting in place project financing for a portion of the expected construction cost of a number of its projects. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  The ability of Barrick to access the bank public debt or equity capital markets on an efficient basis may be constrained by the level of its unrealized mark-to-market position, the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.  See “ — Current Global Financial Condition”.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects.  If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ — Metal price volatility” above.

Mining risks and insurance risks

 The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife,  unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.   As a result, production may fall below historic or estimated levels and

Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards.  The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk.  No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost.  The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

 Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits

Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities.  Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations.  Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits.  The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition.  Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  Barrick could also be held liable for exposure to hazardous substances.  The costs associated with such responsibilities and liabilities may be significant.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations.  Barrick is involved in various investigative and remedial actions.  There can be no assurance that the costs of such actions would not be material.  When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Foreign investments and operations

Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations.  Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

A number of economic and social issues exist that increase Barrick’s political and economic risk.  For example, infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates.  In addition, civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have caused disruptions at certain of Barrick’s operations in Tanzania and Papua New Guinea, occasionally resulting in the suspension of operations.

In Tanzania, Barrick has implemented infectious disease programs, including malaria control programs and tuberculosis and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine and North Mara mine.  In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political and economic risk compared to some other countries in which Barrick operates.  The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage.

The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations.  Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Due to a number of economic and social issues, the Porgera mine has a greater level of political and economic risk compared to many of Barrick’s other operations.  Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations.  The Porgera mine has, on occasion, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations.  Although to-date there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with these issues at its operations, however, if the number of incidents increases, costs associated with treatment, in the case of infectious diseases, and security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.  Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.  Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.  See “Legal Matters — Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, Chilean peso, Argentine peso, Papua New Guinean kina and South African rand. The appreciation of non-U.S. dollar currencies against the U.S. dollar has increased the costs of production at Barrick’s mines, making such mines less profitable. This may continue into the future.  Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies.  For 2009, Barrick’s average Australian and Canadian dollar hedge rates exceed the current market rates for these currencies.  Assuming market exchange rates remain at the December 31, 2008 levels of $0.70 and $0.82, Barrick expects to record opportunity losses of approximately $135 million in 2009 (about $14 per ounce on total 2009 production), or approximately $100 million for the Australian dollar and approximately $35 million for the Canadian dollar, which will primarily impact Barrick’s administration costs.  These hedging activities do not cover all of Barrick’s future expected operating costs.   There can be no assurance that Barrick will continue the hedging activities that it currently undertakes.  See “ — Use of derivatives” and “Financial Risk-Management”.

Use of derivatives

Since 2001, Barrick has focused on reducing its outstanding gold forward sales contracts. During 2007, Barrick eliminated its remaining gold forward sales contracts not specifically allocated to its projects’ future gold production.  Nonetheless, Barrick continues to use certain derivative products to manage the risks associated with gold price volatility (through its Project Gold Sales Contracts), copper and silver price volatility, changes in other commodity prices, interest rates, foreign currency exchange rates and energy prices.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk — the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.  See “ — Current Global Financial Condition”.

If mineral prices rise above the price at which future production has been committed under Barrick’s Project Gold Sales Contracts and other hedges, and Barrick delivers a portion of its production into those contracts of prices lower than prevailing prices, Barrick would have an opportunity loss.  However, if the price falls below that committed price, revenues would be protected to the extent of such committed production.

Interest rates and gold lease rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances.  A significant, prolonged decrease in interest rates and/or increase in gold prices, gold lease rates and credit risk affecting the counterparties, relating to both the counterparties’ and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances, could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”),

and, ultimately, the realized price under gold forward sales contracts entered into by Barrick.   This may result in Barrick earning low levels of contango or the possibility of backwardation on its Project Gold Sales Contracts.  Low U.S. dollar interest rates, higher gold lease rates and an increase in the credit spreads compared to the prior year, may cause the Project Gold Sales Contracts to be in backwardation when rates are reset, with the result that Barrick’s average realized price under the Project Gold Sales Contracts will decrease as contracts reset over the next few years (see “Financial Risk-Management”).  In addition, if a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, may result in early settlement of such contract.  A portion of the Project Gold Sales Contracts are floating spot-price gold contracts whose price will vary directly with the gold price.  In the event of a prolonged decrease in the gold price, these floating spot-price gold contracts may decrease in value.  The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($300 million at the end of 2008) and interest receipts on Barrick’s cash balances ($1.4 billion at the end of 2008).

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets.  This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick.  Barrick also competes with other mining companies to attract and retain key executives and employees.  There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses.  Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks.  Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick.  Any acquisitions would be accompanied by risks.  For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased.

If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Barrick may choose to finance any such acquisition with its existing resources.  There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover.  A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Shortages of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies.  Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties.  In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.  The results of litigation cannot be predicted with certainty.  If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.  See “Legal Matters — Legal Proceedings”.

Disclosure and internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Ability to support the carrying value of goodwill

As of December 31, 2008, the carrying value of Barrick’s goodwill was approximately $5.3 billion or 22% of Barrick’s total assets. Goodwill is allocated to reporting units representing individual mineral properties. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. Barrick evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of Barrick’s reporting units to their carrying values.  Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, Barrick estimates the fair value of a gold property by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper properties, the estimated fair value is calculated by applying a multiple to their NAV. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies.  The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

In 2008, Barrick recorded total goodwill impairment charges of $678 million, including: $272 million at its Kanowna gold mine in Australia primarily due to the overall decline in the equivalent trading multiples on gold mining companies in that region and higher discount factors; $216 million at its North Mara gold mine in Africa due to the overall decline in equivalent trading multiples of gold mining companies and higher discount factors in that region; $88 million at its Barrick Energy business unit due to the significant decline in oil price since its acquisition date; $64 million at its Osborne copper mine in Australia due to a decline in copper price assumptions, which resulted in a reduction in estimated production levels and remaining mine life; and $30 million at its Henty gold mine in Australia primarily a result of its short remaining mine life.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (U.S. GAAP) for the year ended December 31, 2008, which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2008 (U.S. GAAP), which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.  As of March 17, 2009, there were 873,102,620 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.  The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 17, 2009, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 17, 2009, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 of a Barrick common share for each BGI exchangeable share.

In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year.  As a result of the redemption on February 27, 2009 by Barrick of all outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick), there were no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick) and, in March 2009, the Special Voting Share was redeemed and cancelled by Barrick.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 17, 2009, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 17, 2009:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	A-	A

Municipal bonds, due 2029 (1)	Aaa/VMIG1	AAA/A-1+	Not Rated

Municipal bonds, due 2032 (1)	Aa1/P-1	Not Rated	Not Rated

(1)

Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, variable rate, solid waste disposal bonds. The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity. A portion of such bonds mature in 2029, with the remainder maturing in 2032.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.  According to the Moody’s rating system, long-term obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s, a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aaa is the highest of nine major categories.  Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.

Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the AAA rating is the highest and the A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.  According to the S&P rating system, debt securities rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short-term debt (including commercial paper) rating symbols are used for the put option.  S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

DBRS Limited (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)”, “(middle)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)”, “(middle)” and “(low)” grades are not used for the AAA category.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX.  The following table outlines the closing share price trading range and volume of shares traded by month in 2008, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range			Share Price Trading Range
2008	High	Low	Share Volume	High	Low	Share Volume
	(C$ per share)		(millions)	($ per share)		(millions)
January	53.77	45.65	126.7	53.57	46.02	110.8
February	52.00	47.50	70.9	53.33	47.54	58.6
March	52.92	42.77	84.2	53.55	41.94	64.7
April	46.12	37.95	81.8	46.04	37.50	58.9
May	42.08	37.96	74.5	42.69	37.36	58.3
June	46.61	39.39	68.4	45.50	38.55	45.1
July	50.43	43.36	80.1	50.39	42.35	99.3
August	41.57	33.94	82.2	40.58	32.16	97.8
September	40.44	28.01	138.9	38.68	26.60	164.6
October	40.39	22.51	149.5	37.36	18.14	182.2
November	37.72	25.60	103.1	29.46	20.60	103.3
December	45.34	32.06	93.9	36.77	25.14	109.7

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2008.

On March 6, 2003, Placer Dome entered into an Indenture (the “Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230 million principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $230 million principal amount 2.75% convertible debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank. Pursuant to such Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of copper-linked notes (the “Copper-Linked Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee.   The Indenture sets out the terms and conditions pertaining to the Copper-Linked Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the Copper-Linked Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee.   The Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, Barrick BIBC and Barrick (HMC).

On February 21, 2008, Barrick entered into an agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto, to acquire its 40% interest in the Cortez property for consideration of $1.695 billion in cash, due on closing, a further $50 million payable if and when an additional 12 million ounces of contained gold resources are added to Barrick’s December 31, 2007 reserve statement for Cortez, and a sliding scale royalty payable to Rio Tinto on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.  On March  5, 2008, Barrick completed the acquisition of the 40% interest in the Cortez property.  The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property.

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon.  Pursuant to such Indenture, (a) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (b) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008.  On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the Indenture.  The Indenture sets out the terms and conditions pertaining to the BGFC 2013 Notes, the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes.  Each of the BGFC 2013 Notes, the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2006, Barrick paid a total cash dividend of $0.22 per common share — $0.11 in mid-June and $0.11 in mid-December.  In 2007, Barrick paid a total cash dividend of $0.30 per common share — $0.15 in mid-June and $0.15 in mid-December. In 2008, Barrick paid a total cash dividend of $0.40 per common share — $0.20 in mid-June and $0.20 in mid-December.  The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 27, 2009, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 2,149,956 common shares representing approximately 0.25% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed.  The following are the directors of the Company as at March 17, 2009:

Name (age) and municipality of residence	Principal occupations during past 5 years
Howard L. Beck (75) Toronto, Ontario Canada

Mr. Beck is a corporate director. Mr. Beck is also a director of Citibank Canada and Cineplex Entertainment Corporation and Chairman of the Board of Trustees of Cineplex Galaxy Income Fund. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Barrick Board Details:
• Director since 1984

C. William D. Birchall (66) Toronto, Ontario Canada

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor’s School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:
• Vice Chairman since 2005 and Director since 1984

Name (age) and municipality of residence	Principal occupations during past 5 years
Donald J. Carty (62) Dallas, Texas USA

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell, Inc., a computer manufacturer, from early 2007 until mid 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airline, a commercial airline company. He is also a director of Hawaiian Holdings, Inc., Gluskin Sheff & Associates, Inc. and Dell, Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Barrick Board Details:
• Director since 2006

Gustavo Cisneros (63) Caracas, Venezuela

Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:
• Director since 2003

Marshall A. Cohen (73) Toronto, Ontario Canada

Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is also a director of TriMas Corporation and TD Ameritrade. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and an honourary director or governor of a number of non-profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

Barrick Board Details:
• Director since 1988

Name (age) and municipality of residence	Principal occupations during past 5 years
Peter A. Crossgrove (72) Toronto, Ontario Canada

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also the Chairman of the Board of Excellon Resources Inc., a mineral resource company, and a director of QLT Inc., Dundee REIT, West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and a Member of the Order of Canada.

Barrick Board Details:
• Director since 1993

Robert M. Franklin (62) Toronto, Ontario Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 21, 2006 to March 30, 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., First Uranium Corp. and Resolve Business Outsourcing Income Fund, and he is a trustee of Stratos Global Corporation. He holds an undergraduate degree from Hillsdale College.

Barrick Board Details:
• Director since 2006

Peter C. Godsoe (70) Toronto, Ontario Canada

Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Rogers Communications Inc. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital, Perimeter Institute for Theoretical Physics and Atlantic Institute for Market Studies. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master’s degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

Barrick Board Details:
• Director since 2004

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Brett Harvey (58) Venetia, Pennsylvania USA

Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also a director of CNX Gas Corporation and Allegheny Technologies Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the International Energy Agency, American Coalition for Clean Coal Electricity, National Coal Council, Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

Barrick Board Details:
• Director since 2005

The Right Honourable Brian Mulroney (69) Montreal, Quebec Canada

Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is a director of Archer Daniels Midland Company, The Blackstone Group L.P., Quebecor Inc., Quebecor World Inc. and Wyndham Worldwide Corporation. Mr. Mulroney is a member of the international advisory council of a number of companies, including Independent News and Media, PLC and a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:
• Director since 1993

Anthony Munk (48) New York, New York USA

Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He serves as Chairman of the Board of Cineplex Entertainment Corporation, an entertainment company, and a director of RSI Home Products Inc. and Husky Injection Molding Systems Ltd. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:
• Director since 1996

Name (age) and municipality of residence	Principal occupations during past 5 years
Peter Munk (81) Toronto, Ontario Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick during a medical leave of absence of Mr. Gregory Wilkins. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada.

Barrick Board Details:
• Chairman and Director since 1984

Aaron W. Regent (43) Toronto, Ontario Canada

Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is also a director of the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario.

Barrick Board Details:
• Director since February 19, 2009

Steven J. Shapiro (56) Houston, Texas USA

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:
• Director since 2004

Name (age) and municipality of residence	Principal occupations during past 5 years
Gregory C. Wilkins (53) Toronto, Ontario Canada

Mr. Wilkins is Executive Vice-Chairman of Barrick. Prior to March 27, 2008, Mr. Wilkins served as President and Chief Executive Officer of Barrick. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Knightsbridge Human Capital Management, Chairman of the World Gold Council and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

Barrick Board Details:
• Director since 1991

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of M.A. Cohen, P.C. Godsoe and R.M. Franklin.

Audit Committee

The Audit Committee is comprised of S.J. Shapiro, D.J. Carty, P.A. Crossgrove and R.M. Franklin.

Compensation Committee

The Compensation Committee is comprised of D.J. Carty, P.C. Godsoe, M.A. Cohen, S.J. Shapiro and J.B. Harvey.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of P.A. Crossgrove, R.M. Franklin, J.B. Harvey and C.W.D. Birchall.

Finance Committee

The Finance Committee is comprised of C.W.D. Birchall, A. Munk, G.C. Wilkins and H.L. Beck.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are B. Mulroney and G. Cisneros.

Executive Officers of the Company

In addition to Peter Munk, Gregory C. Wilkins, Aaron W. Regent and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 17, 2009:

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years
Alexander J. Davidson (57) Toronto, Ontario Canada	Executive Vice President, Exploration and Corporate Development (1993)	Executive Vice President, Exploration and Corporate Development of the Company; prior to March 2005, Executive Vice President, Exploration of the Company.

Kelvin Dushnisky (45) Toronto, Ontario Canada	Executive Vice President, Corporate Affairs (2007)

Executive Vice President, Corporate Affairs of the Company; prior to December 2007, Senior Vice President, Corporate Affairs of the Company; prior to September 2005, Vice President, Regulatory Affairs of the Company.

Gordon Fife (50) Newmarket, Ontario Canada	Executive Vice President, Organization Effectiveness (2002)

Executive Vice President, Organization Effectiveness of the Company; prior to May 2006, Senior Vice President, Organization Effectiveness of the Company; prior to February 2004, Vice President, Organizational Effectiveness of the Company.

Patrick J. Garver (57) Toronto, Ontario Canada	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Peter J. Kinver (53) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company.

Jamie C. Sokalsky (51) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Vincent Borg (52) Toronto, Ontario Canada	Executive Vice President, Corporate Communications (2009)

Executive Vice President, Corporate Communications of the Company; prior to January 2009, Senior Vice President, Corporate Communications of the Company; prior to February 2006, Vice President, Corporate Communications of the Company.

George Potter (52) Oakville, Ontario Canada	Senior Vice President, Capital Projects (2008)	Senior Vice President, Capital Projects; prior to May 2006, Vice President Technical Services and Projects of the Company; prior to September 2005, Vice President, Capital Projects of the Company.

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years
Gregory A. Lang (54) Sandy, Utah U.S.A.	President, North America (2001)	President, North America of the Company; prior to September 2005, Vice President North America Operations of the Company; prior to February 2004, Vice President, Australian Operations of the Company.

Igor Gonzales (54) La Molina, Lima, Peru	President, South America (2004)	President, South America of the Company; prior to September 2005, Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

Gary Halverson (50) Perth, Australia	President, Australia-Pacific (2009)

President, Australia-Pacific of the Company; prior to December 2008, Director of Operations Eastern Region Australia Pacific; prior to August 2006, General Manager Cortez, Placer Dome Nevada USA, prior to Jan 2005 General Manager Porcupine JV, Canada.

Mr. M.A. Cohen, a director of the Company, was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors.  On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company.  On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1.                                       The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2.                                       The function of the Committee is oversight.  The members of the Committee are            not full-time employees of the Company.  The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations.  The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.                                       The Committee’s responsibilities shall include:

External Auditors

(a)                              retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)                             communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)                              obtaining and reviewing an annual report prepared by the external auditors describing:  the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)                             evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)                              approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)                                reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)                             setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)                             reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)                                 reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)                                 reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)                              reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)                                 reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)                           reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)                             reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)                             reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)                             discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)                             reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)                                establishing procedures for:

(i)                            the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)                         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)                              reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)                                approving in advance the retention and dismissal of the head of internal audit;

Other

(u)                             meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)                             reporting regularly to the Board;

(w)                           reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)                               evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.                                       The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board.  To that end, the Committee Chair’s responsibilities shall include:

(a)                              working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)                             providing leadership to the Committee and presiding over Committee meetings;

(c)                              facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)                             reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)                              leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)                                taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.                                       The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes.  The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee.  The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities.  The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.                                       The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors.  If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.                                       All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.                                       Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”(1). At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.                                       If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.                                 The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle.  Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at                                       the request of the external auditors or the head of internal audit.

11.                                 The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

(1) For purposes of this mandate,  “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and  “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were seven meetings of the Audit Committee during 2008. All of the members of the Audit Committee attended all of the meetings held in 2008 while they were members, with the exception of R.M. Franklin who did not attend two meetings.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Donald J. Carty, 62 Dallas, Texas, USA

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell, Inc., a computer manufacturer, from early 2007 until mid 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airline, a commercial airline company. He is also a director of Hawaiian Holdings, Inc., Gluskin Sheff & Associates, Inc. and Dell, Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Peter A. Crossgrove, 72 Toronto, Ontario, Canada

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also the Chairman of the Board of Excellon Resources Inc., a mineral resource company, and a director of QLT Inc., Dundee REIT, West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and a Member of the Order of Canada.

R.M. Franklin, 62 Toronto, Ontario, Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 21, 2006 to March 30, 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., First Uranium Corp. and Resolve Business Outsourcing Income Fund, and he is a trustee of Stratos Global Corporation. He holds an undergraduate degree from Hillsdale College.

Steven J. Shapiro, 56 Houston, Texas, USA

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. R.M. Franklin currently serves on the audit committees of three other public companies.   Barrick’s Board of Directors has determined that the service of R.M. Franklin on the audit committees of such other companies does not impair his ability to effectively serve on the Audit Committee, particularly given his experience as a director of public companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits.  Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2008 and 2007 for professional services rendered to Barrick:

Fees (amount in millions)	2008	2007

Audit Fees (1)	$7.9	$7.5
Audit-Related Fees (2)	0.4	0.4
Tax Fees (3)	1.0	1.1
All Other Fees (4)	0.1	0.1

Total	$9.4	$9.1

(1)        Audit Fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings.  The Audit Fees for 2008 have increased by $0.4 million due to the impact of the acquisition of Barrick Energy, before the effect of foreign currency translation that increased the fees reported in U.S. dollars by $0.3 million.

(2)        Audit-Related Fees comprise amounts paid in connection with a public debt offering, for consultations on accounting developments and accounting for potential corporate transactions.

(3)        Tax Fees comprise amounts paid for tax compliance and advisory services.

(4)        In 2008, All Other Fees comprise amounts paid for accounting and internal audit software applications and accounting research services.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the SEC) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008 our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting will prevent or detect all error and all fraud.

There has been no change in Barrick’s internal control over financial reporting during the year ended December 31, 2008 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal control over financial reporting.  For additional information, see Barrick’s “Management’s Report on Internal Control Over Financial Reporting” in its 2008 Annual Report.

Barrick will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs

Total cash costs per ounce/pound are a non-GAAP financial measure.  Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts and amortization and accretion.  The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis.

Barrick calculates total cash costs based on its equity interest in production from its mines.  Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces and copper pounds sold.  Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented.  In Barrick’s income statement, amortization is presented separately from cost of sales.  Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement.  Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales/cash costs measures presented by these companies.  Consequently, Barrick believes that removing these unrealized gains/losses provides investors and analysts with a measure of Barrick’s cash costs of production that is more comparable to the cash costs measures presented by other mining companies.

Barrick has provided the reconciliations set out below to illustrate the impact of excluding amortization and accretion, inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from total cash costs per ounce/pound statistics.  Under purchase accounting rules, Barrick recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition.  As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition, impacts cost of sales.  The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin.  Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

Management believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis.  For mines where Barrick holds less than a 100% share in the production, it excludes the economic share of gold production that flows to its partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although Barrick fully consolidated this mine in its Consolidated Financial Statements, its production and total cash cost statistics only reflect its equity share of the production.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP.  Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound information in dollars)	2008	2007	2006	2008	2007	2006

Cost of sales	$3,426	$2,805	$2,319	$436	$339	$391

Cost of sales attributable to discontinued operations	—	(9)	51	—	—	—

Cost of sales attributable to non-controlling interests (1)	(14)	(15)	(12)	—	—	—

Unrealized non-hedge gains/(losses) on currency and commodity contracts	(15)	(5)	—	—	—	—

Inventory purchase accounting adjustments	(16)	—	(11)	—	(9)	(97)

Impact of Barrick Energy	(14)	—	—	—	—	—

Total Cash Costs	3,367	2,776	2,347	436	330	294

Ounces/pounds sold - consolidated basis (000’s)	7,658	8,108	8,566	367	401	376

Ounces/pounds sold - non-controlling interest (000’s)	(63)	(53)	(176)	—	—	—

Ounces/pounds sold - equity basis (000’s)	7,595	8,055	8,390	367	401	376

Total cash costs per ounce/per pound	$443	$345	$280	$1.19	$0.82	$0.78

(1) Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales (i) unrealized gains and losses on non-hedge derivative contracts and (ii) unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts.  The use of this measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.  The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized.  The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity.  For those reasons, Management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  The measure is not necessarily indicative of sales as determined under U.S. GAAP.  Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable U.S. GAAP measure.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound data in dollars)	2008	2007	2006	2008	2007	2006

Sales	$6,656	$5,027	$4,493	$1,228	$1,305	$1,137

Sales attributable to non-controlling interests	(56)	(38)	52	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	2	(2)	7	(23)	(26)	13
Unrealized mark to market provisional price adjustments	(1)	(2)	1	38	10	—

Sales — as adjusted	6,601	4,985	4,553	1,243	1,289	1,150

Ounces/pounds sold (000’s)	7,595	8,055	8,390	367	401	376

Realized gold/copper price per ounce/pound	$870	$619	$543	$3.39	$3.22	$3.06

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 17, 2009. As well, additional financial information is provided in the Company’s 2008 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under U.S. GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2008 (as prepared under U.S. GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) (www.sec.gov).  Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.